Exhibit 99.46

Execution Version

membership interest PURCHASE AGREEMENT

WATERTON NEVADA SPLITTER, LLC

- and -

WATERTON NEVADA SPLITTER II, LLC

- and -

PREMIER GOLD MINES USA, INC.

- and -

i-80 GOLD CORP.

September 3, 2021

Article 1

INTERPRETATION	2
1.1	Defined Terms	2
1.2	Rules of Construction	12
1.3	Entire Agreement	13
1.4	Time of Essence	13
1.5	Governing Law and Submission to Jurisdiction	13
1.6	Severability	13
1.7	Knowledge	14
1.8	Disclosure Letter	14
1.9	Schedule	15

Article 2

PURCHASE AND SALE	15
2.1	Purchase and Sale of the Membership Interests	15
2.2	Purchase Price	15
2.3	Withholding Taxes	16

Article 3

closing	16
3.1	Closing	16
3.2	Closing Deliveries by the Sellers	16
3.3	Closing Deliveries by the Purchaser Parties	17
3.4	Conditions of Closing in Favour of the Purchaser Parties	18
3.5	Conditions of Closing in Favour of the Sellers	19
3.6	Condition of Closing in Favour of all Parties	19
3.7	Actions to Satisfy Closing Conditions	19
3.8	Frustration of Condition	20

Article 4

REPRESENTATIONS AND WARRANTIES OF the SELLERs	20
4.1	Organization and Qualification of the Company	20
4.2	Status of the Sellers and Right to Sell	20
4.3	Due Authorization and Enforceability	21
4.4	Absence of Conflicts	21
4.5	Regulatory Approvals	21
4.6	Capitalization	22
4.7	Subsidiaries	22
4.8	Absence of Certain Changes or Events	22
4.9	Liabilities	22
4.10	Litigation	22
4.11	Properties and Mineral Rights	22
4.12	Moveable Assets	24
4.13	Reclamation Bonds	25
4.14	Employees	25
4.15	Taxes	26
4.16	Environmental	27
4.17	Brokers	29
4.18	Financial Statements	29
4.19	Investment Representations	29
4.20	Material Contracts	30
4.21	Employee Benefits	30

Article 5

REPRESENTATIONS AND WARRANTIES OF the PURCHASER parties	32
5.1	Organization and Qualification	32
5.2	Due Authorization and Enforceability	32
5.3	Absence of Conflicts	33
5.4	Regulatory Approvals	33
5.5	Capitalization	33
5.6	Shareholder and Similar Agreements	34
5.7	Public Documents	34
5.8	Securities Law Matters	34
5.9	Absence of Certain Changes of Events	35
5.10	Financial Statements	35
5.11	Absence of Undisclosed Liabilities	36
5.12	Compliance with Laws	36
5.13	Litigation	36
5.14	Insolvency	36

Article 6

PRE-CLOSING COVENANTS	37
6.1	Conduct Prior to Closing	37
6.2	Access	37
6.3	Confidentiality	37
6.4	Exclusivity	39
6.5	Material Adverse Effect	40
6.6	Governmental Body Approvals	40
6.7	Processing of Loaded Carbon	41
6.8	Access to Technical Report	41
6.9	Termination of Placer Dome Royalty	41
6.10	BLM Reimbursement	42

Article 7

post-closing covenants	42
7.1	Company’s Books and Records	42
7.2	Tax Matters	42
7.3	Listing Covenants	45
7.4	Assistance with Financial Statements	46
7.5	Non-Public Information	46
7.6	Reclamation Bonds	46
7.7	i-80 Guarantee	47

Article 8

termination	47
8.1	Termination Rights	47
8.2	Termination Fees	48
8.3	Termination Procedure	49

Article 9

MISCELLANEOUS	50

9.1	Survival	50
9.2	Exclusive Remedy; Specific Performance	51
9.3	Notices	52
9.4	Amendments and Waivers	52
9.5	Assignment	53
9.6	Successors and Assigns	53
9.7	Expenses	53
9.8	Further Assurances	53
9.9	Counterparts	53

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS AGREEMENT made the 3rd day of September, 2021,

BETWEEN:

WATERTON NEVADA SPLITTER, LLC, a limited liability company existing under the laws of the State of Nevada

(hereinafter referred to as “Waterton Splitter I”)

- and -

WATERTON NEVADA SPLITTER II, LLC, a limited liability company existing under the laws of the State of Nevada

(hereinafter referred to as “Waterton Splitter II” and, together with Waterton Splitter I, the “Sellers”)

- and -

PREMIER GOLD MINES USA, INC., a corporation existing under the laws of the State of Delaware

(hereinafter referred to as the “Purchaser”)

- and -

i-80 GOLD CORP., a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as “i-80”)

WHEREAS the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, all of the Sellers’ respective membership interests of Ruby Hill Mining Company, LLC (the “Company”), a Nevada limited liability company, on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements of the Parties (as defined below) herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“276 Agreement” means the master transaction agreement dated March 31, 2021, as amended May 14, 2021, among the Sellers, the Company, 2766604 Ontario Ltd. and Golden Hill Mining LLC;

“276 ROFO” means the right of first offer in favour of Golden Hill Mining LLC pursuant to Section 11.2 of the 276 Agreement;

“Affiliate” has the following meaning: an entity (the “first entity”) is the Affiliate of another entity (the “second entity”) where the second entity controls the first entity, or the first entity controls the second entity or both entities are controlled by the same Person. For purposes of this definition, “control” is the power, whether by Contract or ownership of equity interests, or otherwise, to select a majority of the board of directors or other supervisory management authority of an entity, whether directly or indirectly through a chain of entities that are “controlled” within the foregoing meaning;

“Allocation” has the meaning set out in Section 7.2(a)(ii);

“Ancillary Agreements” means the MPR Agreement and the Deed of Trust;

“Applicable Securities Laws” means the securities legislation in (a) the United States, including the U.S. Securities Act, (b) each province of Canada, including all rules, regulations, published policy statements and blanket orders thereunder or issued by one or more of the Securities Regulatory Authorities, and (c) the rules and policies of the Exchange;

“Authorization” means, with respect to any Person, any Order, permit, approval, decree, consent, waiver, licence, certificate, registration or similar authorization of any Governmental Body having jurisdiction over such Person;

“Benefit Plan” has the meaning set out in Section 4.21(a);

“BLM Fees” has the meaning set out in Section 6.10;

“BLM Reimbursement” has the meaning set out in Section 6.10;

“Books and Records” means the Financial Records and all other books, records, files and papers of a Person, including drawings, engineering information, manuals and data, research and development records, mining, geological, metallurgical and environmental reports, lists of present and former suppliers and the minute and share certificate books of a Person, and all records, data and information stored electronically, digitally or on computer-related media;

“Borealis Facility” means the ore processing facility located in Mineral County, Nevada, which, as at the Effective Date, is owned by Borealis Mining Company, LLC, an Affiliate of the Sellers;

“Borealis Mining” has the meaning set out in Section 6.7(a);

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of Nevada, on which commercial banks in Toronto, Ontario and Reno, Nevada are open for business;

“Claim” means any litigation, action, suit, appeal, claim, application, Order, proceeding, complaint, grievance, arbitration, hearing, alternative dispute resolution process or other legal proceeding;

“Closing” means the closing of the transactions contemplated hereby;

“Closing Date” means the earliest of (a) the date that is five Business Days after the date on which the last of the conditions set forth in Sections 3.4 and 3.5 (excluding conditions that, by their terms, cannot be satisfied until the date of Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) is satisfied or waived, and (b) such other date as the Sellers and the Purchaser Parties may mutually agree, provided that the Closing Date shall occur no later than the Outside Date;

“Closing Date Payment” has the meaning set out in Section 2.2(a)(i);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” has the meaning set out in the recital to this Agreement;

“Company Assets” means all assets owned by the Company, including the Properties, but excluding the Excluded Assets;

“Company Interests” means all of the outstanding membership interests of the Company;

“Company Material Adverse Effect” means any event, change or effect that, when taken individually or together with all other adverse effects, will, or would be reasonably likely to, have a materially adverse effect on the business, affairs, capitalization, assets, liabilities, results of operations or condition (financial or otherwise) of the Company; provided, however, that effects relating to:

(a)	changes in general political, regulatory, financial or economic conditions, and changes affecting generally the industries and markets in which the Company conducts business,
(b)	any fluctuation in interest rates or Canadian and U.S. currency exchange rates,

(c)	any fluctuation in commodity prices, including the price of gold,
(d)	any natural disaster,
(e)	the fact of the pendency of the transactions contemplated by this Agreement and the identity of the Purchaser,
(f)	the adoption or proposed implementation of, or changes in, applicable Laws,
(g)	any act of terrorism or any outbreak of hostilities, military action or war, riot, protest or similar social disturbance, or any escalation or worsening thereof, and
(h)	any general outbreaks of sickness or pandemic, including any event, change or effect relating to or caused by the COVID-19 pandemic,

are not Company Material Adverse Effects and are not to be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that, in the case of (a), (b), (d) and (f) through (h) above, such changes or developments do not disproportionately affect the Company;

“Confidential Information” has the meaning set out in Section 6.3(b);

“Contract” means any written agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment;

“Currency Exchange Rate” means the Bank of Canada daily exchange rate for the conversion of Canadian dollars to United States dollars on the Measurement Date;

“Deed of Trust” has the meaning set forth in the MPR Agreement;

“Disclosing Party” has the meaning set out in Section 6.3(b);

“Disclosure Letter” means the disclosure letter dated as of the Effective Date and delivered by the Sellers to the Purchaser Parties;

“Effective Date” means the date of this Agreement;

“Elected Shares” has the meaning set out in Section 2.2(b);

“Encumbrance” means any pledge, lien (statutory or otherwise), charge, security interest, sublicense (in respect of real property), sublease (in respect of real property), title retention agreement, option, privilege, right of first refusal or first offer, royalty, interest in the production or profits from any asset, back-in rights, earn-in rights, mortgage, hypothec, right or restriction, or other similar interest or instrument charging, or creating a security interest in, or against, title, easement, servitude or right-of-way (registered or unregistered), whether contingent or absolute, which affects, by way of conflicting ownership interest or otherwise, the right, title or interest in any of the assets of a Person and any Contract, right or privilege (whether by law, Contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of Hazardous Substances or activities in connection with, or for the protection of, human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, vegetation or endangered or threatened species), or (b) the use, generation, disposal, reclamation, remediation, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Permits” means all permits authorized under Environmental Laws;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” has the meaning set out in Section 4.21(a);

“Excess Shares” has the meaning set out in Section 2.2(c);

“Exchange” means the Toronto Stock Exchange or such other internationally recognized stock exchange on which the i-80 Shares may be principally traded at an applicable time;

“Excluded Assets” means (a) the Reclamation Bonds, and (b) any assets or properties that are subject to the 276 Agreement;

“Financial Records” means all of the books of account, financial and accounting information and records, Tax returns and records, and other financial data and information of a Person;

“Governmental Body” means any domestic or foreign (a) federal, provincial, state, municipal, local or other government, (b) governmental or quasi-governmental authority of any nature, including any governmental ministry, agency, branch, department, court, commission, board, tribunal, bureau or instrumentality, (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature, or (d) Securities Regulatory Authority;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, that may impair the natural environment, injure or damage property or plant or animal life, or harm or impair the health of any individual, and includes tailings, waste rock, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“i-80” has the meaning set out in the preamble to this Agreement;

“i-80 Material Adverse Effect” means any event, change or effect that, when taken individually or together with all other adverse effects, will, or would be reasonably likely to, have a materially adverse effect on the business, affairs, capitalization, assets, liabilities, results of operations or condition (financial or otherwise) of i-80 and its Affiliates (including, for certainty, the Purchaser) (collectively, the “i-80 Group”), taken as a whole; provided, however, that effects relating to:

(a)	changes in general political, regulatory, financial or economic conditions, and changes affecting generally the industries and markets in which the i-80 Group conducts business,
(b)	any fluctuation in interest rates or Canadian and U.S. currency exchange rates,
(c)	any fluctuation in commodity prices, including the price of gold,
(d)	any natural disaster,
(e)	the fact of the pendency of the transactions contemplated by this Agreement and the identity of any Seller or the Company,
(f)	the adoption or proposed implementation of, or changes in, applicable Laws,
(g)	any act of terrorism or any outbreak of hostilities, military action, war, riot, protest or similar social disturbance, or any escalation or worsening thereof, and
(h)	any general outbreaks of sickness or pandemics, including any event, change or effect relating to or caused by the COVID-19 pandemic,

are not i-80 Material Adverse Effects and are not to be taken into account in determining whether an i-80 Material Adverse Effect has occurred, provided that, in the case of (a), (b), (d) and (f) through (h) above, such changes or developments do not disproportionately affect the i-80 Group;

“i-80 Public Documents” means all forms, reports, schedules, statements and other documents filed by i-80 on the System for Electronic Document Analysis and Retrieval (SEDAR) pursuant to National Instrument 51-102 - Continuous Disclosure Obligations under Applicable Securities Laws, including all news releases, financial statements, annual information forms, management’s discussion and analysis, material change reports, information circulars and other continuous disclosure documents, since March 29, 2021;

“i-80 Shares” means common shares in the capital of i-80;

“IFRS” means International Financial Reporting Standards;

“Information” means all information (whether oral or in writing, or stored in computerized, electronic, disk or other form) provided by a Party, its Affiliates or any of their respective Representatives, and all analyses, compilations, data, studies or other documents or records prepared by a Party, its Affiliates or any of their respective Representatives, containing or based, in whole or in part, upon any such provided information or derived from access provided by a Party, its Affiliates or any of their respective Representatives, and each item thereof, whether obtained before or after the Effective Date;

“Interim Period” means the period from the Effective Date until the earlier of the termination of this Agreement and the Closing;

“Laws” means, in respect of any Person, property, transaction or event, any and all applicable (a) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, regulations and by-laws, and (b) judgments, writs, injunctions, decisions, awards and directives of any Governmental Body;

“Leased Private Land” has the meaning set forth in Section 4.11(a);

“Leased Unpatented Claims” has the meaning set forth in Section 4.11(a);

“Leased Water Rights” has the meaning set forth in Section 4.11(a);

“List” means the United States Environmental Protection Agency’s National Priorities List (NPL) of Hazardous Substance Sites or Superfund Enterprise Management System (SEMS), or any similar and active lists of environmental sites maintained by a state or local Governmental Body;

“Losses” means, in respect of any matter, all Claims, demands, losses, damages, liabilities, deficiencies, fines, costs and expenses (including all legal and other professional fees and disbursements, interest, assessments, penalties and amounts paid in settlement) and judgments arising as a consequence of such matter, in each case excluding incidental, indirect, consequential, special, exemplary, aggravated and punitive damages and lost profits, unless pursuant to any third party Claim;

“Material Contracts” has the meaning set out in Section 4.20;

“Measurement Date” means the date that is three Business Days immediately prior to the Closing Date;

“MPR Agreement” means the milestone payment rights agreement, in the form attached as Schedule A, to be entered into at the Closing among the Sellers and the Purchaser Parties;

“MPR Shares” means the i-80 Shares that may be issued pursuant to the MPRs;

“MPRs” means the milestone payment rights to be granted by the Purchaser to, or as directed in writing by, the Sellers at the Closing pursuant to the MPR Agreement;

“Obligated Party” has the meaning set out in Section 8.3(b)(i);

“Offered Securities” means the Payment Shares, the MPRs and the MPR Shares;

“Order” means any order, injunction, judgment, administrative complaint, decree, ruling, award, assessment, direction, instruction, penalty or sanction issued, filed or imposed by any Governmental Body or arbitrator;

“Ordinary Course” means any transaction that constitutes an ordinary day-to-day business activity of a Person in accordance with, and materially consistent with, its past business practices;

“Outside Date” means September 30, 2021, provided however that the Parties agree to act reasonably to extend the Outside Date to October 15, 2021 if both Parties are working in good faith toward Closing;

“Owned Private Land” has the meaning set out in Section 4.11(a);

“Owned Unpatented Claims” has the meaning set out in Section 4.11(a);

“Owned Water Rights” has the meaning set out in Section 4.11(a);

“Parties” means any two or more of Waterton Splitter I, Waterton Splitter II, the Purchaser and i-80, or any respective successor or permitted assign of any such Person at an applicable time, and, except for the purposes of Section 6.3, “Party” means any one of them;

“Payment Ratio” means the United States dollar equivalent (based on the Currency Exchange Rate on the Measurement Date) of the 10-trading day VWAP as of the Measurement Date;

“Payment Shares” means the i-80 Shares to be issued to the Sellers in accordance with Section 2.2(a)(ii) (for the avoidance of doubt, after giving effect to Sections 2.2(b) and 2.2(c));

“Permitted Encumbrances” means:

(a)	undetermined or inchoate Encumbrances or charges incidental to construction, maintenance or operation of the Properties, or otherwise relating to the ordinary course of business, which have not, as of the Closing Date, been filed pursuant to applicable Laws,
(b)	statutory liens for current Taxes, assessments or other governmental charges not yet delinquent, or the amount or validity of which is being contested in good faith by appropriate proceedings,

(c)	liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business,
(d)	Encumbrances or Claims incidental to current construction carried out in the ordinary course of business, and mechanics’, materialmen’s, warehousemen’s, workers’, carriers’ and other similar Encumbrances arising or incurred in the ordinary course of business and for amounts not yet delinquent, or if delinquent, being contested in good faith by appropriate actions,
(e)	all rights reserved to, or vested in, any Governmental Body by the terms of any patent, lease, licence, franchise, grant or permit held by it, or by any statutory provision to terminate any such patent, lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition of the continuance thereof, or to distrain against or to obtain an Encumbrance on any of its property or assets in the event of failure to make such annual or other periodic payments,
(f)	any lease in which the Company is the lessee, and the lessor’s title under any such lease,
(g)	Encumbrances that are due to zoning or subdivision, entitlement and other land use Laws,
(h)	Encumbrances that arise by reason of acts of, or with the written approval of, any Purchaser Party or any Representative of a Purchaser Party,
(i)	terms and conditions of, and Encumbrances created by, any Contract that has been disclosed in the Disclosure Letter,
(j)	easements, rights-of-way, roads, covenants, restrictions and other matters of record in the office of the Eureka County Recorder or in the office of the Nevada State Engineer,
(k)	conflicts among the Owned Unpatented Claims or the Leased Unpatented Claims and unpatented mining claims owned by any other Person, and overlaps of the Owned Unpatented Claims or the Leased Unpatented Claims onto patented mining claims, fee lands and other lands withdrawn from mineral entry under the Mining Law of 1872, as amended,
(l)	with respect to the Owned Unpatented Claims and the Leased Unpatented Claims, the paramount title of the United States, the rights of citizens of the United States and other qualified Persons to enter onto and use the public lands, and the authority and right of the United States to administer and manage entry onto and use of the public lands,
(m)	roads and rights-of-way, if any, existing pursuant to Revised Statute 2477,

(n)	all Encumbrances created, arising, accruing or vesting prior to the Company’s ownership of the Properties, which occurred on December 17, 2015,
(o)	all Encumbrances disclosed in the Title Report, and
(p)	all Encumbrances disclosed in the Disclosure Letter;

“Person” means any individual, corporation, legal person, partnership, firm, joint venture, syndicate, association, trust, trustee, limited liability company, unincorporated organization, trust company, Governmental Body or any other form of entity or organization;

“Processing Agreement” has the meaning set out in Section 6.7;

“Processing Fee” has the meaning set out in Section 6.7(a);

“Properties” means, collectively, the Owned Private Land, the Owned Unpatented Claims, the Leased Private Land, the Leased Unpatented Claims and the Water Rights, each as further described in Section 4.11(a) of the Disclosure Letter. For the avoidance of doubt, the term Properties does not include any of the Excluded Assets;

“Purchase Price” has the meaning set out in Section 2.2(a);

“Purchaser” has the meaning set out in the recitals to this Agreement;

“Purchaser Parties” means, collectively, the Purchaser and i-80;

“Receiving Party” has the meaning set out in Section 6.3(b);

“Reclamation Bonds” has the meaning set out in Section 4.13;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of any Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Bonds” has the meaning set forth in Section 7.6(a);

“Representative” means, with respect to any Person, such Person’s Affiliates, and its and their respective officers, directors, managers, employees, agents, representatives and financing sources (including any investment banker, financial advisor, accountant, legal counsel, agent, representative or expert retained by, or acting on behalf of, such Person or its Affiliates);

“Reverse Termination Fee” has the meaning set forth in Section 8.2(c);

“Reverse Termination Fee Event” has the meaning set forth in Section 8.2(c);

“Royalty” means, in respect of any part of the Properties, any royalty, streaming interest, profit interest or other agreement providing for the payment of consideration measured, qualified or calculated based on, in whole or in part, any minerals produced, mined, recovered or extracted from such part of the Properties;

“Securities Regulatory Authorities” means, collectively, the securities commissions and other securities regulatory authorities in each applicable state and territory of the United States (including the Securities and Exchange Commission) and province and territory of Canada, and the Exchange;

“Sellers” has the meaning set forth in the preamble to this Agreement;

“Straddle Period” has the meaning set forth in Section 7.2(c)(ii);

“Straddle Tax Returns” has the meaning set forth in Section 7.2(c)(ii);

“Stream Agreement” means the purchase and sale agreement (silver) dated as of April 7, 2021 among the Purchaser, i-80, OMF Fund II SO Ltd. and the other parties thereto;

“Tax Authority” means the United States Internal Revenue Service, the Canada Revenue Agency and any other national, state, local, provincial, territorial or other Governmental Body responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

“Tax Notice” has the meaning set forth in Section 7.2(d)(i);

“Tax Returns” means any and all returns, reports, information, rebates, credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes required to be filed with any Tax Authority pursuant to any applicable Law, or in fact filed with any Tax Authority;

“Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind imposed by any Tax Authority, including all interest, penalties, fines or additions to tax imposed by any Governmental Body in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, net proceeds, severance, mineral, business, commerce, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and Social Security and Medicare taxes, and escheats and unclaimed property obligations;

“Terminating Party” has the meaning set out in Section 8.3(b);

“Termination Fee” has the meaning set out in Section 8.2(a);

“Termination Fee Event” has the meaning set out in Section 8.2(a);

“Title Report” means a title report to be delivered by Parr Brown Gee & Loveless to the Company concerning certain of the Properties;

“Transfer Taxes” has the meaning set out in Section 7.2(e);

“Treasury Regulations” means the U.S. Tax regulations issued under the Code;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“VWAP” means the Canadian dollar volume-weighted average price of the i-80 Shares on the Exchange;

“Water Rights” means, collectively, the Owned Water Rights and the Leased Water Rights;

“Waterton Splitter I” has the meaning set out in the recitals to this Agreement; and

“Waterton Splitter II” has the meaning set out in the recitals to this Agreement.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement, and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;
(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of, or Schedule to, this Agreement;
(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;
(e)	the word “including” is deemed to mean including without limitation;
(f)	all references to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time;
(g)	any reference to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns, as applicable;

(h)	the term “Agreement” means this Membership Interest Purchase Agreement (including the Disclosure Letter), as amended, restated, replaced, supplemented from time to time;
(i)	all dollar amounts refer to United States dollars;
(j)	any time period within which a payment is to be made or other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and
(k)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.
1.3	Entire Agreement

This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter agreement dated May 4, 2021 among the Sellers and i-80. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof, except as set out in this Agreement and the Ancillary Agreements.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

(a)       This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(b)       Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner materially adverse to a Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.7	Knowledge

References in this Agreement to the knowledge of the Sellers means the actual knowledge of Randy Hassen and Jack McMahon, after reasonable inquiry, and without personal liability on either of their part. References in this Agreement to the knowledge of the Purchaser Parties means the actual knowledge of Ewan Downie, after reasonable inquiry, and without personal liability.

1.8	Disclosure Letter

(a)       The Disclosure Letter forms an integral part of this Agreement for all purposes of this Agreement.

(b)       The purpose of the Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that the Disclosure Letter, and the information and disclosures contained in the Disclosure Letter, do not constitute or imply, and shall not be construed as:

(i)	any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;
(ii)	an admission of any liability or obligation of either of the Sellers;
(iii)	an admission that the information is material;
(iv)	a standard of materiality, a standard for what is or is not in the Ordinary Course, or any other standard contrary to the standards contained in this Agreement; or
(v)	an expansion of the scope of any of the representations, warranties and covenants set out in this Agreement.

(c)       Disclosure of any information in the Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature.

(d)       The Disclosure Letter itself is confidential information and may not be disclosed unless: (i) it is required to be disclosed pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.9	Schedule

The following Schedule is attached to and forms part of this Agreement:

Schedule A	-	Form of MPR Agreement

Article 2
PURCHASE AND SALE

2.1	Purchase and Sale of the Membership Interests

Subject to the terms and conditions of this Agreement, at the Closing, each Seller shall sell, assign and transfer to the Purchaser, and the Purchaser shall purchase from each Seller, all, but not less than all, of such Seller’s Company Interests, free and clear of all Encumbrances.

2.2	Purchase Price

(a)       The aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Sellers for the Company Interests shall be comprised of:

(i)	$75,000,000 (the “Closing Date Payment”); plus
(ii)	subject to Sections 2.2(b) and 2.2(c), such number of i-80 Shares (rounded to the nearest whole number, with 0.5 being rounded upwards) (the “Payment Shares”) as is equal to $8,000,000 divided by the Payment Ratio; plus
(iii)	the grant of the MPRs pursuant to the terms of the MPR Agreement.

(b)       The Purchaser, at its sole option, may, by giving written notice to the Sellers prior to the Closing, elect to pay to the Sellers, in lieu of all or any portion of the i-80 Shares otherwise required to be paid to the Sellers pursuant to Section 2.2(a)(ii) (prior to the application of this Section 2.2(b) and Section 2.2(c)) an amount in cash in accordance with this Section 2.2(b), in which case (i) the number of i-80 Shares to be issued to the Sellers pursuant to Section 2.2(a)(ii) will be reduced by the number of i-80 Shares specified in such election (such i-80 Shares, collectively, the “Elected Shares”), and (ii) in lieu of the Elected Shares, the Sellers will be entitled to receive an amount in cash equal to the number of such Elected Shares multiplied by the Payment Ratio.

(c)       If the issuance of the i-80 Shares as contemplated in Section 2.2(a)(ii), after giving effect to any election by the Purchaser in accordance with Section 2.2(b), would result in the Sellers, together with any Affiliates of the Sellers, and any Persons acting jointly or in concert with them, collectively holding, in aggregate, a number of i-80 Shares (including any i-80 Shares issuable under other i-80 securities that are convertible or exercisable into i-80 Shares within 60 days or less from the Closing) immediately following the Closing which is greater than 9.99% of the then issued and outstanding i-80 Shares (including, for the avoidance of doubt, any i-80 Shares included in the foregoing calculation of i-80 Shares held by the Sellers, any Affiliates of the Sellers, and any Persons acting jointly or in concert with them) (such excess i-80 Shares, the “Excess Shares”), then (i) the number of i-80 Shares to be issued to the Sellers pursuant to Section 2.2(a)(ii) will be reduced by the number of Excess Shares, and (ii) in lieu of the Excess Shares, the Sellers will be entitled to receive an amount in cash equal to the number of such Excess Shares multiplied by the Payment Ratio.

(d)       The Purchase Price shall be satisfied at the Closing by: (i) the payment by the Purchaser of the Closing Date Payment and any cash payment, if any, contemplated by Section 2.2(b) or Section 2.2(c) by wire transfer of immediately available funds to an account designated by the Sellers to the Purchaser, in writing, at least two Business Days prior to the Closing Date, (ii) the issuance by i-80 of the Payment Shares to, or as directed in writing by, the Sellers, and (iii) the delivery by the Purchaser Parties to the Sellers of the MPR Agreement, executed by the Purchaser Parties.

2.3	Withholding Taxes

Notwithstanding any provision in this Agreement to the contrary, if the Sellers deliver the certificates described in Section 7.2(f) and a Form W-9 to the Purchaser, then any and all payments to the Sellers of the Purchase Price pursuant to this Agreement shall be made free and clear of any deduction or withholding, or offset therefrom. Notwithstanding the foregoing, any payments made pursuant to the MPRs shall be governed by the terms of the MPRs.

Article 3
CLOSING

3.1	Closing

Subject to compliance with the terms and conditions hereof, the Closing, including the transfer of the Company Interests, shall be deemed to take effect as at 10:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as the Sellers and the Purchaser may agree. The Closing shall take place electronically. Unless otherwise agreed, all closing transactions shall be deemed to have occurred simultaneously.

3.2	Closing Deliveries by the Sellers

At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser Parties:

(a)	a certificate of an officer of each Seller, dated the Closing Date, representing and certifying that the conditions set forth in Sections 3.4(a), (b), (c) and (f) have been fulfilled;
(b)	assignments or other instruments of transfer duly endorsed in blank, or accompanied by share powers or other instruments of transfer duly executed in blank, and otherwise in form and substance satisfactory to the Purchaser, acting reasonably, for transfer of the Company Interests to the Purchaser;

(c)	a written resignation and general release from each of the officers and managers of the Company, such resignations to be effective at the Closing;
(d)	a completed and signed IRS Form W-9 and the certificate required by Section 7.2(f) for each Seller;
(e)	the MPR Agreement, executed by the Sellers;
(f)	a duly executed document, in recordable form, terminating that certain Royalty Deed dated June 16, 2020 from the Company, as payor, to Royalty Consolidation Company, LLC, as payee, and recorded on June 22, 2020 in the office of the Eureka County Recorder as document number 2020-240751, as to (but only as to) the Properties;
(g)	evidence of the Sellers’ request pursuant to Section 6.9 to terminate that certain 2.5% NSR royalty pursuant to a Quitclaim and Agreement by and between Placer Dome U.S. Inc. and Homestake Mining Company of California dated October 11, 1995 and recorded in the Eureka County Recorder’s records as document number 160081;
(h)	confirmation of the payment of the BLM Fees;
(i)	such other certificates, instruments of conveyance and documents required by this Agreement or as may reasonably be requested by the Purchaser to complete the transactions provided for in this Agreement, and to carry out the intent and purposes of this Agreement, duly executed by the Sellers;
(j)	the Books and Records of the Company in the possession of the Sellers; and
(k)	a duly executed side letter between the Parties relating to additional tax matters.
3.3	Closing Deliveries by the Purchaser Parties

At the Closing, the Purchaser Parties shall deliver or cause to be delivered to the Sellers:

(a)	a certificate of an officer of each Purchaser Party, dated the Closing Date, representing and certifying that the conditions set forth in Sections 3.5(a), (b) and (d) have been fulfilled;
(b)	the Closing Date Payment and any cash payment, if any, contemplated by Section 2.2(b) or Section 2.2(c);
(c)	the BLM Reimbursement;
(d)	certificates or direct registration system (DRS) advices representing the Payment Shares;

(e)	the MPR Agreement, executed by the Purchaser Parties;
(f)	the duly executed Deed of Trust;
(g)	the written consent of OMF Fund II SO Ltd. to the Transaction in accordance with the Stream Agreement;
(h)	such other certificates, instruments of conveyance and documents required by this Agreement or as may reasonably be requested by the Sellers to complete the transactions provided for in this Agreement and to carry out the intent and purposes of this Agreement, duly executed by the Purchaser; and
(i)	a duly executed side letter between the Parties relating to additional tax matters.
3.4	Conditions of Closing in Favour of the Purchaser Parties

The obligations of the Purchaser Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, as of the Closing, of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Purchaser Parties:

(a)	all representations and warranties of the Sellers contained in this Agreement shall be deemed to have been made again at and as of the Closing, and shall, as of the Closing, be true and correct in all material respects or, in the case of any representations and warranties qualified by materiality or Company Material Adverse Effect, in all respects (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date);
(b)	the Sellers shall have performed and complied, in all material respects, with all material covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing, and all deliveries contemplated by Section 3.2 shall have been tabled;
(c)	the Purchaser Parties shall have received a true and complete copy of the Title Report in form and substance satisfactory to the Purchaser Parties, acting reasonably, at least 10 Business Days prior to the Closing Date;
(d)	no preliminary or permanent injunction or other Order, and no statute, rule, regulation or executive order promulgated or enacted by any Governmental Body, which restrains, enjoins, prohibits, or otherwise makes illegal, the consummation by the Purchaser Parties of the transactions contemplated by this Agreement, shall be in effect; and
(e)	all Authorizations, approvals and consents described in Section 3.4(e) of the Disclosure Letter shall have been obtained.

3.5	Conditions of Closing in Favour of the Sellers

The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, as of the Closing, of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Sellers:

(a)	all representations and warranties of the Purchaser Parties contained in this Agreement shall be deemed to have been made again at and as of the Closing, and shall, as of the Closing, be true and correct in all material respects or, in the case of any representations and warranties qualified by materiality or i-80 Material Adverse Effect, in all respects (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date);
(b)	the Purchaser Parties shall have performed and complied, in all material respects, with all material covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing, and all deliveries contemplated by Section 3.3 shall have been tabled;
(c)	no preliminary or permanent injunction or other Order, and no statute, rule, regulation, or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits, or otherwise makes illegal, the consummation by any Seller of the transactions contemplated hereby shall be in effect; and
(d)	all Authorizations, approvals and consents required by the Purchaser Parties in connection with the transactions contemplated by this Agreement, including the consent pursuant to the Stream Agreement, and the conditional approval of the Exchange for the listing of the Payment Shares and the MPR Shares, shall have been obtained.
3.6	Condition of Closing in Favour of all Parties

The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the completion, prior to the Closing, of all required filings of the Purchaser Parties and the Sellers pursuant to the HSR Act, if any, and the applicable waiting period with respect thereto (including any extensions thereof) shall have expired or been terminated.

3.7	Actions to Satisfy Closing Conditions

(a)       The Sellers shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions set out in this Article 3 which are for the benefit of the Purchaser Parties, to the extent the same are within the control of the Sellers, and take, or cause to be taken, all other actions, and do, or cause to be done, all other things, necessary, proper or advisable under all applicable Laws to complete the transactions contemplated hereby, including using commercially reasonable efforts to obtain or cooperate with the Purchaser Parties to obtain any and all consents, approvals and waivers of any Person required to consummate the transactions contemplated by this Agreement.

(b)       The Purchaser Parties shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions set out in this Article 3 which are for the benefit of the Sellers, to the extent the same are within the control of the Purchaser Parties, and take, or cause to be taken, all other actions, and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated hereby, including using commercially reasonable efforts to obtain or cooperate with the Sellers to obtain any and all consents, approvals and waivers of any Person required to consummate the transactions contemplated by this Agreement.

(c)       Except as otherwise contemplated by this Agreement, each Party shall, at its own expense, cooperate as necessary or in such manner as the other Parties may reasonably request in the making of all necessary filings and applications required in order to obtain any consents and make any necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby.

3.8	Frustration of Condition

No Party may rely on the failure of any condition set out in Section 3.4 or 3.5, as applicable, to be satisfied as a basis for not effecting the Closing if such failure was caused by such Party’s failure to act in good faith or to use commercially reasonable efforts to consummate the transactions contemplated by this Agreement, as required by Section 3.7.

Article 4
REPRESENTATIONS AND WARRANTIES OF the SELLERs

The Sellers jointly and severally represent and warrant to the Purchaser Parties, as follows, and acknowledge that the Purchaser Parties are relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

4.1	Organization and Qualification of the Company

The Company is a limited liability company duly formed and validly existing under the laws of the State of Nevada and has all necessary limited liability company power, authority and capacity to own its assets and to carry on its business as presently conducted. The Company is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business.

4.2	Status of the Sellers and Right to Sell

Each Seller is a limited liability company existing under the laws of the State of Nevada. Each Seller is the sole registered and beneficial owner of the Company Interests to be conveyed by it to the Purchaser, free and clear of all Encumbrances. Each Seller has the exclusive right to dispose of the Company Interests to be conveyed by it to the Purchaser as provided in this Agreement, and such disposition will not violate, contravene, or conflict with, or result in any default under, in any material respect, such Seller’s limited liability company agreement or any material Contract, Order, Authorization or applicable Laws to which such Seller is a party or subject, or by which such Seller is bound or affected.

4.3	Due Authorization and Enforceability

Each Seller has all necessary limited liability company power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary limited liability company action on the part of each Seller, and no other limited liability company proceedings on the part of the Sellers are necessary to authorize this Agreement. This Agreement constitutes a valid and binding obligation of each Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization or other applicable Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (b) general principles of equity. Neither Seller is an insolvent Person within the meaning of applicable Law and will not become an insolvent Person as a result of the Closing. There is no Order outstanding against or affecting the Sellers which, in any such case, adversely affects, or would reasonably be expected to adversely affect, the ability of the Sellers to enter into this Agreement or to perform their obligations hereunder.

4.4	Absence of Conflicts

Except as disclosed in Section 4.4 of the Disclosure Letter, the Company is not a party to, bound or affected by, or subject to any:

(a)	material Contract;
(b)	charter or by-law; or
(c)	applicable Law or material Authorization,

that would be violated in any material respect, breached in any material respect by, or under which default would occur or a material Encumbrance would, or with notice or the passage of time would, be created, or in respect of which the obligations of the Company will materially increase or the rights or entitlements of the Company will materially decrease, or any obligation on the part of the Company to give notice to any Governmental Body will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement.

4.5	Regulatory Approvals

No Order or Authorization of or filing with any Governmental Body is required on the part of any Seller or the Company in connection with the execution and delivery of this Agreement or the performance of any Seller’s obligations under this Agreement, except for such filings as may be required under the HSR Act.

4.6	Capitalization

Section 4.6 of the Disclosure Letter sets forth the authorized and issued capital of the Company. At the Closing, the Company Interests will constitute all of the securities or membership interests in the capital of the Company. All of the Company Interests have been duly and validly issued and are outstanding as fully paid and non-assessable membership interests. No options, warrants, rights of first refusal, pre-emptive rights, subscription rights or other rights to purchase the Company Interests, and no securities or obligations convertible into or exchangeable for the Company Interests, have been authorized or agreed to be issued or are outstanding.

4.7	Subsidiaries

The Company does not have any subsidiaries and does not hold an interest in any other entity.

4.8	Absence of Certain Changes or Events

Since December 17, 2015, other than the transactions contemplated in this Agreement and other than as disclosed in Section 4.8 of the Disclosure Letter: (a) the Company has not carried on any business other than owning and maintaining the Properties, negotiating and entering into this Agreement and other agreements with respect to the Properties, and the transactions contemplated hereby, and such other agreements and activities necessarily incidental thereto, and (b) there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Company Material Adverse Effect.

4.9	Liabilities

The Company does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the balance sheet of the Company as of March 31, 2021; and (b) liabilities and obligations incurred in the Ordinary Course since March 31, 2021.

4.10	Litigation

Except as disclosed in Section 4.10 of the Disclosure Letter:

(a)       there is no material Claim in progress or, to the knowledge of any Seller, pending or threatened against or directly relating to the Company before any Governmental Body, and no Seller has knowledge of any existing ground on which any material Claim might be commenced with any reasonable likelihood of success; and

(b)       there is no material Order against the Company.

4.11	Properties and Mineral Rights

(a)       Section 4.11(a) of the Disclosure Letter sets out: (i) the patented mining claims, the patented surface estate land, the agricultural land and the residential land owned by the Company (the “Owned Private Land”); (ii) the unpatented mining and millsite claims owned by the Company (the “Owned Unpatented Claims”); (iii) the agricultural land leased by the Company (the “Leased Private Land”); (iv) the unpatented mining claims leased by the Company (the “Leased Unpatented Claims”); (v) the water rights owned by the Company (the “Owned Water Rights”), and (vi) the water rights leased by the Company (the “Leased Water Rights”), which collectively comprise the Properties.

(b)       Except as disclosed in Section 4.11(b) of the Disclosure Letter, the Company has not sold, conveyed, transferred, assigned or leased any interest in the Properties, as they currently exist, to any other Person, nor created or consented to any Encumbrance on the Properties arising by, through or under the Company, other than Permitted Encumbrances.

(c)       As at the Effective Date, to the knowledge of the Sellers, the Company owns: (i) all of the Owned Private Land; (ii) all of the Owned Unpatented Claims; (iii) all of the Owned Water Rights; and (iv) the leasehold interest in all of the Leased Unpatented Claims; (v) the leasehold interest in all of the Leased Private Land; and (vi) the leasehold interest in all of the Leased Water Rights, in each and all cases, free and clear of all Encumbrances except for Permitted Encumbrances.

(d)       As at the Effective Date, there is no material adverse Claim against, or challenge to, the ownership of the Properties, except in the case of Permitted Encumbrances. Neither Seller nor the Company has received any written notice from any Governmental Body of any revocation or intention to revoke any interest of the Company in the Properties.

(e)       None of the Properties are subject to a partnership, joint venture or other analogous arrangement, other than Permitted Encumbrances.

(f)       There is no pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Properties, nor has any written notice in respect of any such proceeding been received by either Seller or the Company, nor is either Seller or the Company aware of any intent or proposal to give any such notice or commence any such proceeding.

(g)       With respect to each unpatented mining claim constituting the Properties, except as may be specified in Section 4.11(g) of the Disclosure Letter, and subject to the paramount title of the United States, the rights of citizens of the United States and other qualified Persons to enter onto and use the public lands, the authority and right of the United States to administer and manage entry onto and use of the public lands, and the provisions of the Title Report, to the knowledge of the Sellers, as at the Effective Date: (i) all such claims were located, staked, filed and recorded on available public domain land in compliance with all applicable Laws; (ii) all claim maintenance fees required to be paid under federal Law in lieu of the performance of assessment work in order to maintain the claims have been timely and properly paid, and affidavits or other notices evidencing such payments, and the owner’s intent to hold the claims as required under applicable Laws, have been timely and properly filed and recorded; (iii) there are no Claims pending or threatened against or affecting any of the claims; and (iv) the claims are in good standing with respect to all applicable Governmental Bodies.

(h)       Except as may be disclosed in Section 4.11(h) of the Disclosure Letter, to the knowledge of the Sellers, as at the Effective Date, the Water Rights are in good standing in the office of the Nevada State Engineer and are adequate for the operations of the Company as now being conducted.

(i)       Except as may be disclosed in Section 4.11(i) of the Disclosure Letter: (i) there are no leases, tenancies, licenses or other Contracts, or any subleases or assignments of leases by tenants, pursuant to which a third party has or would, through action by the Company, have the right of possession, occupancy or use of the Leased Private Land or the Leased Unpatented Claims; (ii) each lease under which the Company leases any of the Leased Private Land or any of the Leased Unpatented Claims is valid and in full force and effect; (iii) there is not any existing material default by the Company under any such lease that would give the lessor the right to terminate such lease or amend or modify such lease in a manner adverse to the Company; and (iv) there is not any existing default by the lessor of any such lease.

(j)       Section 4.11(j) of the Disclosure Letter includes a list of each Royalty which, to the knowledge of the Sellers, burdens the Properties as at the Effective Date.

(k)       As at the Effective Date, Golden Hill Mining LLC has waived, in writing, the 276 ROFO, pursuant and subject to the terms of a waiver of right of first offer dated as of May 18, 2021 between i-80, 2766604 Ontario Ltd., Golden Hill Mining LLC, Waterton Splitter I and Waterton Splitter II.

(l)       The Company’s assets represent all of the assets and property necessary to conduct the ordinary operations and activities of the Company as conducted immediately prior to the Effective Date. All material assets, properties and rights used in conducting the Company’s ordinary business activities are held solely by the Company, and all Contracts, obligations, expenses and transactions relating to the business conducted by the Company as of the Effective Date have been entered into, incurred and conducted only by the Company.

(m)       This Section 4.11 contains the sole and exclusive representations and warranties of the Sellers concerning title to the Properties, any and all other representations and warranties (express or implied) being expressly disclaimed by the Sellers. Without limiting the generality of the foregoing sentence, and notwithstanding anything else in this Agreement, no representation or warranty (express or implied) is made by the Sellers, and such representations and warranties are instead expressly disclaimed, regarding: (i) the existence of any discovery of valuable minerals on or within any of the unpatented mining claims constituting the Properties; (ii) the paramount title of the United States in and to the land within the unpatented mining claims constituting the Properties; and (iii) the status, condition of title, potential, usability, marketability, value or validity of the Properties or any of them.

4.12	Moveable Assets

Section 4.12 of the Disclosure Letter lists, as of the Effective Date, each asset, piece of equipment, vehicle and other tangible property, other than interests in real property, owned or leased by the Company that, to the knowledge of the Sellers, has a fair market value of at least $100,000. Since May 4, 2021, no material asset, piece of equipment, vehicle or other tangible property has been removed from the Properties, except in the Ordinary Course.

4.13	Reclamation Bonds

Section 4.13 of the Disclosure Letter sets forth a description of all surety instruments, bonds, letters of credit, guarantees and other instruments or arrangements securing or guarantying performance of obligations with respect to the operation, closure, reclamation or remediation of the Properties (collectively, the “Reclamation Bonds”). No Governmental Body has called on any of the Reclamation Bonds. For the avoidance of doubt, the Reclamation Bonds will be retained by the Sellers as Excluded Assets and will be replaced by the Purchaser in accordance with Section 7.6.

4.14	Employees
(a)	As at the Effective Date, the Company has 22 employees, which may, in the Company’s discretion, be increased to 28 employees prior to the Closing. Section 4.14(a) of the Disclosure Letter contains a list of all individuals who are employees, independent contractors or consultants of the Company as of the Effective Date, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual their: (i) name; (ii) title or position (including whether full-time or part-time); (iii) hire or retention date; (iv) current annual base compensation rate or contract fee; and (v) commission, bonus or other incentive-based compensation.
(b)	The Company is not a party to or bound by any collective bargaining agreement, and its employees are not represented as such by any labor union. Since January 1, 2018, the Company has been in material compliance with all applicable Laws relating to employment and employment practices, including but not limited to those relating to the calculation and payment of wages, equal employment opportunity, affirmative action and other hiring practices, occupational safety and health, workers’ compensation, unemployment, and the payment of payroll Taxes. All individuals characterized and treated by the Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified in all material respects. The Company is in compliance with and has complied with all immigration laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations.
(c)	There are no actions against the Company or, to the knowledge of the Sellers, any actions pending or threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee, consultant or independent contractor of the Company, including, without limitation, any charge or claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws.

4.15	Taxes

Except as disclosed in Section 4.15 of the Disclosure Letter:

(a)	the Company has filed or caused to be filed all income Tax Returns and other material Tax Returns required to be filed by it with the appropriate Governmental Body, and all such Tax Returns filed were correct and complete in all material respects;
(b)	the Company has paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it, whether or not shown on any Tax Return;
(c)	the Company has been classified during its entire existence as a disregarded entity or a U.S. domestic partnership for United States federal and state income Tax purposes, and is currently classified as a U.S. domestic partnership for United States federal and state income Tax purposes and will continue to be classified as a U.S. domestic partnership for such purposes through the Closing;
(d)	there are no ongoing Tax audits, examinations, disputes or Claims, and no waivers of statutes of limitations have been given or requested, with respect to the Company or the Sellers with respect to any of the Company Assets;
(e)	the Company Assets are not subject to any Tax liens, other than liens for Taxes not yet due and payable or being contested in good faith through appropriate proceedings, which are described in Section 4.15 of the Disclosure Letter, and for which adequate reserves are maintained in the appropriate financial statements;
(f)	no unresolved deficiencies or additions to Taxes have been proposed, asserted or assessed in writing against the Company or any of the Company Assets by any Governmental Body;
(g)	no Claim has been made in writing within the last three years by any Governmental Body in a jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction;
(h)	all Taxes required to be withheld or collected by the Company in connection with amounts paid or owing to, or any transaction with, any employee, independent contractor, creditor, member, stockholder or other Person have been withheld and collected and, to the extent required by applicable Laws, timely paid to the appropriate Governmental Body;

(i)	the Company has not been a member of an affiliated, combined, consolidated or unitary Tax group for United States Tax purposes, and the Company has no liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-United States Laws), as a transferee or successor, by Contract or otherwise, including as a result of any Tax allocation, Tax sharing or similar Contract; and
(j)	the Company will not be required to include any item of income in, or exclude any item or deduction from, taxable income for a taxable period or portion thereof ending after the Closing Date as a result of: (i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign law with respect to a taxable period ending on or prior to the Closing Date; (v) intercompany transactions occurring prior to the Closing Date; (vi) the application of the completed contract method of accounting or the long-term contract method of accounting, or any comparable provision of state or local, domestic or foreign, Tax law to a taxable period ending on or prior to the Closing Date; or (vii) any election under Section 108(i) of the Code with respect to a taxable period ending on or prior to the Closing Date.
4.16	Environmental
(a)	Except as disclosed in Section 4.16(a) of the Disclosure Letter, between December 17, 2015 and the Effective Date, no activities have been carried out by the Company that have caused a Release of any Hazardous Substance on, from or under any of the Properties, resulting in material violation of Environmental Laws or that would reasonably be anticipated to result in material liability or response costs, and, to the knowledge of the Sellers, there has been no Release of any Hazardous Substance in material contravention of any Environmental Law or that would reasonably be anticipated to result in material liability or response costs.
(b)	Except as disclosed in Section 4.16(b) of the Disclosure Letter (which includes disclosure regarding the Reclamation Bonds, which will be retained by the Sellers as Excluded Assets and will be replaced by the Purchaser in accordance with Section 7.6), the Company has not accepted liability for, or agreed to indemnify for, any material response or remediation costs at any of the Properties by contract, operation of law, or otherwise.
(c)	Except as disclosed in Section 4.16(c) of the Disclosure Letter, neither the Company nor either Seller has received any request for information, notice, demand letter, administrative inquiry, investigation, complaint or Claim from any Governmental Body with respect to Environmental Laws relating to a violation, or alleged violation, of Environmental Law or a Release of Hazardous Substances.

(d)	The Company has not entered into and is not otherwise subject to any consent decree, judgment, judicial or administrative order, or consent agreement relating to compliance with Environmental Laws or Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and, to the knowledge of the Sellers, no litigation or administrative proceeding is pending with respect to the same, and, to the knowledge of the Sellers, no such consent decree, judgment, judicial or administrative order, or consent agreement has been entered into with respect to the Properties.
(e)	To the knowledge of the Sellers, there are no changes in the status, terms or conditions of any Environmental Permits held by the Company, or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, that are required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated herein, except for such administrative updates as are typically required in connection with transactions of this nature.
(f)	To the knowledge of the Sellers, the Company is in possession of all material Environmental Permits that are required to own or lease the Properties and to maintain the Properties as maintained as of the date hereof, a complete list of which is provided in Section 4.16(f) of the Disclosure Letter. To the knowledge of the Sellers, the Environmental Permits are in good standing with the applicable Governmental Bodies and are adequate for the operations of the Company as conducted immediately prior to the Effective Date, and the Company is, and has been, in compliance with the terms of such Environmental Permits and all Environmental Laws, except in the event that such non-compliance would not have a Company Material Adverse Effect.
(g)	To the knowledge of the Sellers, no real property currently or formerly owned, leased, operated or occupied by the Company, including the Properties, is listed on a List, nor has either Seller, nor the Company, received any written notice that any real properties currently or formerly owned, leased, operated or occupied by the Company, including the Properties, are being considered for inclusion on a List.
(h)	To the knowledge of the Sellers, each Seller and the Company has provided i-80 with all material assessments, audits, reports and other documents in its possession or under its control relating to environmental conditions, including Hazardous Substances, at, on, under or emanating from, or otherwise associated with, the Properties.

4.17	Brokers

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any Seller or the Company who might be entitled to any fee or commission from the Company in connection with the transactions contemplated by this Agreement.

4.18	Financial Statements

(a)       The unaudited financial statements for the Company as at and for each of the fiscal years ended on December 31, 2020 and 2019, including the notes thereto, have been prepared in accordance with IFRS, applied on a basis consistent with prior periods and all applicable Laws, and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of the Company as of the respective dates thereof, and the results of operations and cash flows of the Company for the respective periods covered thereby. The unaudited balance sheet and statement of cash flows of the Company as at and for the three-month period ended March 31, 2021 have been prepared in accordance with IFRS, applied on a basis consistent with prior periods, and present fairly, in all material respects, the assets and liabilities of the Company as of the date thereof. There are no outstanding loans made by the Company to any manager or officer of the Company. There has been no material change in the Company’s accounting policies since December 31, 2020.

(b)       Except as described in Section 4.18 of the Disclosure Letter, as of the Effective Date, the Company has no liabilities that are required to be reflected as liabilities on a balance sheet prepared in accordance with IFRS, except non-delinquent obligations for trade payables, accruals in the Ordinary Course, accrued but unpaid employment liabilities incurred in the Ordinary Course, reclamation and closure cost obligations, security deposits held, and other obligations incurred in the Ordinary Course, in each case, having an aggregate value of not more than $50,000.

4.19	Investment Representations

(a)       The Offered Securities have not been offered to the Sellers in the United States, and the Persons making the investment decision to acquire the Offered Securities, and executing and delivering this Agreement on behalf of the Sellers, were not in the United States when the investment decision was made or when this Agreement was executed and delivered. As of the date hereof, the Sellers currently hold 13,036,846 i-80 Shares and warrants to purchase 12,071,152 i-80 Shares.

(b)       The Sellers acknowledge that the Offered Securities have not been registered under the U.S. Securities Act, or the securities laws of any state.

(c)       Each Seller is an “accredited investor” within the meaning of National Instrument 45-106 - Prospectus Exemptions.

(d)       The Sellers (i) are familiar with the assets and operations of i-80, (ii) have been given the opportunity to ask questions of Representatives of i-80 and to obtain such information about i-80 and its assets and operations as the Sellers have reasonably requested, and (iii) have such knowledge and experience in financial and business matters that the Sellers are capable of evaluating the merits and risks of acquiring the Offered Securities.

(e)       In formulating a decision to enter into this Agreement, each Seller has relied solely upon the representations and warranties and covenants of the Purchaser Parties in this Agreement, an independent investigation of i-80 and upon consultations with the Sellers’ legal and financial advisors with respect to this Agreement. It is understood that certificates or direct registration system (DRS) advices evidencing the Offered Securities (if any) may bear the following or similar legend, as applicable:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE THAT IS 4 MONTHS AND A DAY AFTER ISSUANCE OF THE SECURITY].”

4.20	Material Contracts

Except for Contracts described in Section 4.20 of the Disclosure Letter (collectively, the “Material Contracts”), the Company is not a party to any: (i) leases or subleases of real property or material personal property (whether as lessor or lessee); (ii) material Contracts with consultants or independent contractors; or (iii) Contracts other than those described in any other clause of this Section 4.20 that are material to the Company, or to the ownership, operation, closure, remediation or reclamation of the Properties. The Sellers have made available to the Purchaser Parties true and correct copies of each of the Material Contracts, including all amendments or modifications thereof. Each of the Material Contracts is valid, in full force and effect, and, to the knowledge of the Sellers, enforceable in accordance with its terms against the parties thereto other than the Company. To the knowledge of the Company, there has not occurred any material default (without regard to lapse of time, the giving of notice, or the election of any Person other than the Company) by the Company, nor has there occurred any material default (without regard to lapse of time, the giving of notice or the election of the Company) by any Person other than the Company under any of the Material Contracts.

4.21	Employee Benefits

(a)       Section 4.21(a) of the Disclosure Letter lists each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other severance, retention, change in control, deferred compensation, performance award, equity-based compensation, incentive or bonus, vacation and paid time off, material fringe benefit, retirement, death, disability, medical or other material employee benefits plan, program or arrangement that the Company currently, or in the past three years, has sponsored, maintained, contributed to or been required to contribute to for the Company’s employees, or as to which the Company otherwise currently has or may have any liability, in each case whether written or unwritten, funded or unfunded (each a “Benefit Plan”).

(b)       With respect to each Benefit Plan, the Sellers have delivered or made available to the Purchaser true, correct and complete copies of (i) all of the Benefit Plans (or if oral, summaries thereof), together with all related documentation; (ii) the most recent summary plan descriptions and subsequent summaries of material modification thereto; (iii) all material correspondence with any Governmental Body or other relevant Persons in respect of any pending action, audit, investigation, examination or claim relating to the Company with respect to the Benefit Plans (other than any routine claim for benefits under the Benefit Plans); (iv) any annual reports (Form 5500 series and all schedules and financial statement attached thereto) for any Benefit Plan for the last three years; and (v) all contracts relating to a Benefit Plan, including service provider agreements, insurance contracts, investment management agreements, and record keeping agreements.

(c)       Each Benefit Plan and any related trust (other than any multiemployer plan within the meaning of Section 3(37) of ERISA) has been established, administered and maintained in all material respects in accordance with its terms and in compliance with all applicable Laws (including, without limitation, ERISA, the Code and any applicable local Laws). Neither the Company nor any ERISA Affiliate of the Company: (i) has ever maintained, had an obligation to contribute to, contributed to, or had any liability with respect to any current or former employee benefit plan that is or has been subject to Title IV of ERISA or Section 412 of the Code; (ii) participates or has participated in a multiemployer pension plan, or (iii) has incurred any withdrawal liability with respect to any multiemployer pension plan, and no circumstances have occurred that could reasonably be expected to give rise to such liability. “ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(d)       Each Benefit Plan intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a favorable determination letter from the Internal Revenue Service (or, if a prototype or volume submitter plan, the plan sponsor has obtained a favorable opinion or advisory letter) that it is a “qualified plan,” and the Sellers do not have knowledge of any facts or circumstances that would adversely affect the qualified status of any such Benefit Plan. All required reports and descriptions (including annual reports (IRS Form 5500 or IRS Form 5500-SF), summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in material accordance with the applicable requirements of ERISA and the Code with respect to each Benefit Plan. The requirements of COBRA have been met in all material respects with respect to each welfare benefit plan that is subject to COBRA. Except as required under COBRA, the Company does not maintain, nor has an obligation to contribute to, any Employee Welfare Benefit Plan (as defined in ERISA) providing medical, health, life insurance or other welfare-type benefits to retirees or former employees or to the beneficiaries or dependents of such former employees or retired employees.

(e)       To the extent it is applicable, the Company is in compliance with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations and other guidance thereunder (the “ACA”). No excise tax or penalty under the ACA is outstanding, has accrued, or has arisen with respect to any period prior to the Closing with respect to any Benefit Plan. If the Company has used the services of leased employees, the staffing agency for the leased employees offered health coverage to such leased employees who are “full-time employees” within the meaning of Code Section 4980H meeting the requirements of the ACA, and the Company’s payments to the staffing agency included compensation for the coverage. The Company does not owe a penalty under (and has not received a communication from the IRS regarding or notice of a potential or proposed penalty under) Sections 4376, 4980D, 4980H, 6055, 6056, 6652, 6721 or 6722 of the Code. Each Benefit Plan that is a “group health plan” subject to Section 9501 of the American Rescue Plan Act (the “ARPA”) is in compliance with the ARPA (including guidance issued by the IRS and other federal agencies with respect to the ARPA). The Sellers or their delegate have sent and will send the notices required under the ARPA.

(f)       Any Benefit Plan that constitutes “non-qualified deferred compensation” within the meaning of Code Section 409A has been in operational and documentary compliance with, or is otherwise exempt from, Code Section 409A.

(g)       Neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events) result in the acceleration or creation of any rights of any current or former manager, officer, or employee of the Company to payments or benefits or increases in any payments or benefits.

Article 5
REPRESENTATIONS AND WARRANTIES OF the PURCHASER parties

The Purchaser Parties jointly and severally represent and warrant to the Sellers as follows and acknowledge that the Sellers are relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

5.1	Organization and Qualification

The Purchaser is a corporation validly existing under the laws of the State of Delaware and i-80 is a corporation validly existing under the laws of the Province of British Columbia, and each Purchaser Party has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted. Each Purchaser Party is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business.

5.2	Due Authorization and Enforceability

Each Purchaser Party has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each Purchaser Party. This Agreement constitutes a valid and binding obligation of each Purchaser Party, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization or other applicable Laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) general principles of equity.

5.3	Absence of Conflicts

No Purchaser Party is a party to, bound or affected by, or subject to, any:

(a)	Contract;
(b)	charter or by-law; or
(c)	applicable Law or Authorization,

other than the Stream Agreement (unless the written consent to be delivered pursuant to Section 3.3(g) is obtained), that would be violated in any material respect, breached in any material respect by, or under which default would occur or an Encumbrance would, or with notice or the passage of time would, be created, or in respect of which the obligations of any Purchaser Party will materially increase or the rights or entitlements of any Purchaser Party will materially decrease, or any obligation on the part of any Purchaser Party to give notice to any Governmental Body will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement.

5.4	Regulatory Approvals

Except for approval of the Exchange for the listing of the Payment Shares and the MPR Shares, and for such filings as may be required under the HSR Act, no Order or Authorization of, or filing with, any Governmental Body is required on the part of any Purchaser Party in connection with the execution and delivery of this Agreement or the performance of any Purchaser Party’s obligations under this Agreement.

5.5	Capitalization

(a)       The authorized share capital of i-80 consists of an unlimited number of i-80 Shares. As of the Effective Date, 190,751,146 i-80 Shares were issued and outstanding. All outstanding i-80 Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to, nor were they issued in violation of, any pre-emptive rights. Other than as disclosed in the i-80 Public Documents, and other than the Payment Shares and the MPRs to be issued at the Closing, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by i-80 of any i-80 Shares or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any i-80 Shares.

(b)       There are no outstanding contractual obligations of i-80 to repurchase, redeem or otherwise acquire any i-80 Shares.

(c)       No Order ceasing or suspending trading in securities of i-80 or prohibiting the sale of such securities has been issued and is outstanding against i-80 or its directors, officers or promoters, and, to the knowledge of i-80, no proceedings for that purpose have been instituted, or are pending, contemplated or threatened, under any Applicable Securities Laws or by any Governmental Body.

(d)       All i-80 Shares have been, and all Offered Securities when issued will be, issued in compliance with Applicable Securities Laws.

(e)       All Payment Shares and all MPR Shares will be, when issued, duly authorized and validly issued as fully paid and non-assessable will be issued in compliance with all Applicable Securities Laws and will be approved for listing on the Exchange.

5.6	Shareholder and Similar Agreements

Other than as disclosed in the i-80 Public Documents, no Purchaser Party is a party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of such Purchaser Party, other than the agreements set forth herein with respect to the Offered Securities.

5.7	Public Documents

Since March 29, 2021, i-80 has filed with all applicable Governmental Bodies copies of the i-80 Public Documents that i-80 is required to file therewith, and all such i-80 Public Documents are true and complete in all material respects. The i-80 Public Documents at the time filed (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of Applicable Securities Laws. i-80 has not filed any confidential material change report with any Governmental Body which at the date hereof remains confidential.

5.8	Securities Law Matters

(a)       i-80 is a reporting issuer in each of the provinces of Canada, is in material compliance with all Applicable Securities Laws therein, and is not on the list of reporting issuers in default under Applicable Securities Laws of such provinces.

(b)       At the Closing, i-80 will not be subject to any delisting, suspension of trading, cease trade or other order that may operate to prevent or restrict trading in the i-80 Shares, and no proceedings will have been initiated, or be pending or threatened, by any Governmental Body in relation thereto.

(c)       The i-80 Shares are not, and are not required to be, registered under Section 12 of the U.S. Exchange Act. i-80 is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. No “substantial U.S. market interest” (as defined in Rule 902(j) of Regulation S) with respect to the i-80 Shares exists, and, as of the Closing, no “substantial U.S. market interest” (as defined in Rule 902(j) of Regulation S) will exist, with respect to the i-80 Shares. Neither Purchaser Party nor any of their Affiliates, nor any Persons acting on any of their behalf, has engaged or will engage in any “directed selling efforts” (as defined in Rule 902(c) of Regulation S) with respect to the Offered Securities.

(d)       The Purchaser is acquiring the Company Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Purchaser acknowledges that the Company Interests are not registered under the U.S. Securities Act, or any state securities laws, and that the Company Interests may not be transferred or sold except pursuant to the registration provisions of the U.S. Securities Act, or pursuant to an applicable exemption therefrom, and subject to state securities laws and regulations, as applicable. The Purchaser is able to bear the economic risk of holding the Company Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

5.9	Absence of Certain Changes of Events

Since the later of December 31, 2019 and the date of its incorporation:

(a)	other than as disclosed in the i-80 Public Documents, each Purchaser Party has conducted its business only in the Ordinary Course;
(b)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to an i-80 Material Adverse Effect; and
(c)	there has not been any change in the accounting practices used by any Purchaser Party, except as disclosed in the i-80 Public Documents.
5.10	Financial Statements

(a)       The audited consolidated financial statements for i-80 for the period from its incorporation on November 10, 2020 to December 31, 2020, including the notes thereto and the report by i-80’s auditors thereon, and the unaudited condensed consolidated interim financial statements for i-80 as at and for the period ended March 31, 2021, including the notes thereto, have been prepared in accordance with IFRS, applied on a basis consistent with prior periods and all applicable Laws, and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of i-80 and its subsidiaries as of the respective dates thereof, and the consolidated results of operations and cash flows of i-80 and its subsidiaries for the respective periods covered thereby. There are no outstanding loans made by i-80 to any director or executive officer of i-80 or any of its subsidiaries. There has been no material change in i-80’s accounting policies since December 31, 2020.

(b)       The audited consolidated financial statements for the Purchaser for the year ended December 31, 2020, including the notes thereto and the report by the Purchaser’s auditors thereon, and the unaudited condensed consolidated interim financial statements for the Purchaser as at and for the period ended March 31, 2021, including the notes thereto, have been prepared in accordance with IFRS, applied on a basis consistent with prior periods and all applicable Laws, and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of the Purchaser and its subsidiaries as of the respective dates thereof, and the consolidated results of operations and cash flows of the Purchaser and its subsidiaries for the respective periods covered thereby. There has been no material change in the Purchaser’s accounting policies since December 31, 2020.

(c)       Since December 31, 2019, neither i-80 nor, to i-80’s knowledge, any Representative of the Purchaser Parties, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser Parties, or their respective internal accounting controls, including any complaint, allegation, assertion or Claim that a Purchaser Party has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the board of directors of i-80 (or any predecessor thereof).

5.11	Absence of Undisclosed Liabilities

No Purchaser Party has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the balance sheet of i-80 or the Purchaser as of March 31, 2021 or disclosed in the notes thereto; and (b) liabilities and obligations incurred in the Ordinary Course since March 31, 2021.

5.12	Compliance with Laws

The operations of each Purchaser Party have been and are now conducted in compliance in all material respects with all Laws which have been and are now applicable to the business of such Purchaser Party, and no Purchaser Party has received any notice of any alleged material violation of any such applicable Laws.

5.13	Litigation

(a)       Except as disclosed in the i-80 Public Documents, there is no Claim in progress or, to the knowledge of any Purchaser Party, pending or threatened against or relating to any Purchaser Party before any Governmental Body, and no Purchaser Party has knowledge of any existing ground on which any Claim might be commenced with any reasonable likelihood of success.

(b)       There is no Order against any Purchaser Party.

5.14	Insolvency

No Purchaser Party is insolvent nor has any Purchaser Party committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt, taken any proceeding to have a receiver appointed for any part of its assets, had an encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.

Article 6
PRE-CLOSING COVENANTS

6.1	Conduct Prior to Closing

During the Interim Period, except as required by applicable Laws or any Governmental Body, or as required in order to take commercially reasonable steps to respond to emergency-type occurrences involving life, health, personal safety, or the protection of property, the Sellers shall ensure that the Company conducts its business and the operations and affairs of the Company only in the Ordinary Course. Without limiting the generality of the foregoing, the Sellers shall ensure that the Company does not, without the prior written consent of the Purchaser, enter into any transaction or refrain from doing any action which, if effected before the Effective Date, would constitute a breach of any representation, warranty, covenant or other obligation hereunder of any Seller. Notwithstanding the foregoing, the Purchaser Parties agree that the Company may, without the consent of the Purchaser, distribute to its members any or all of the cash held by it at any time prior to the Closing, whether by way of dividend, return of capital or other form of distribution or payment. During the Interim Period, neither the Sellers nor the Company shall remove assets, fixtures or equipment from the Properties other than in the Ordinary Course and consistent with past practice.

6.2	Access

During the Interim Period, the Sellers shall afford the Purchaser Parties and their respective Representatives one site visit to the Properties. The Purchaser Parties shall jointly and severally indemnify and save harmless the Sellers and their respective Representatives from and against all Losses suffered or incurred by any of them as a result of, or arising directly or indirectly out of, or in connection with, such site visit (including, for certainty, any personal injury occurring in connection with such site visit). The indemnification obligations in this Section 6.2 shall survive and shall not merge on Closing.

6.3	Confidentiality

(a)       For the purposes of this Section 6.3, the Sellers shall be treated as a single Party and the Purchaser Parties shall be treated as a single Party.

(b)       Each Party acknowledges having received Confidential Information belonging to the other Party in the course of negotiating this Agreement. As used herein, the term “Confidential Information” includes any and all of the following Information of the Parties that has been, or may hereafter be, disclosed by any Party or its Representatives (collectively, a “Disclosing Party”) to the other Party or its Representatives (collectively, a “Receiving Party”) by any means, whether written, oral, electronic or visual:

(i)	all Information that is a trade secret under applicable trade secret or other applicable Laws;
(ii)	all Information concerning data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned methods and processes, market studies, business plans, computer hardware, software and computer software, and database technologies, systems, structures and architectures;

(iii)	all Information concerning the business and affairs of the Disclosing Party (which includes historical and current financial statements, financial projections and budgets, tax returns and accountants’ materials, historical, current and projected exploration or other work programs, capital spending budgets and plans, business plans, strategic plans, publications, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented), and all Information obtained from review of the Disclosing Party’s documents or property or discussions with the Disclosing Party regardless of the form of the communication; and
(iv)	all notes, analyses, compilations, studies, summaries and other material prepared by the Receiving Party to the extent containing or based, in whole or in part, upon any Information included in the foregoing.

Information is not, however, “Confidential Information” if it (x) was known to the Receiving Party, prior to its disclosure to the Receiving Party by the Disclosing Party, from a source not known by the Receiving Party to be under an obligation of confidentiality to the Disclosing Party, (y) is or becomes known generally otherwise than through breach of this Agreement, or (z) was independently developed by the Receiving Party without reliance on the Confidential Information of the Disclosing Party.

(c)       Each Receiving Party acknowledges the confidential and proprietary nature of the Confidential Information of the Disclosing Party and agrees that such Confidential Information (i) shall be kept confidential by the Receiving Party, (ii) shall not be used for any reason or purpose other than to evaluate and consummate the transactions contemplated by this Agreement and (iii) without limiting the foregoing, shall not be disclosed by the Receiving Party to any Person, except in each case as otherwise expressly permitted by the terms of this Agreement or with the prior written consent of an authorized Representative of the Disclosing Party. Each Party shall disclose the Confidential Information of the other Party only to its Representatives who require such material for the purpose of evaluating the transactions contemplated by this Agreement and are informed by such Party of the confidentiality obligations of this Section 6.3. Each Party shall (x) enforce the terms of this Section 6.3 as to its respective Representatives, (y) take such action to the extent necessary to cause its Representatives to comply with the terms and conditions of this Section 6.3 and (z) be responsible and liable for any breach of this Section 6.3 by its Representatives.

(d)       Unless and until this Agreement is terminated, and except as required by applicable Law or legal process (in compliance with Section 6.3(f)), the Sellers shall maintain as confidential any Confidential Information of the Sellers relating to the Company. Notwithstanding the preceding sentence, the Sellers may use any Confidential Information of the Sellers before the Closing in the Ordinary Course.

(e)       The Parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable Law, no Party shall issue any such press release or make any such public announcement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

(f)       Prior to any public announcement of this Agreement or the transactions contemplated hereby, no Party shall disclose this Agreement or any aspects of such transactions except to its Representatives that need such information, or as may be required by any applicable Laws. If any Party or any of its Representatives is required to disclose any Confidential Information of the other Party to comply with applicable Laws (including the rules of the Exchange) or by any Governmental Body having jurisdiction, such Party shall, as soon as reasonably practicable, unless prohibited by applicable Laws, provide the other Party with written notice of such requirement so that the other Party may, at its own option and expense, seek an appropriate protective order or other remedy to prevent or restrict the disclosure of the Confidential Information. In the event such protective order or other remedy is not obtained, the notifying Party and/or its Representatives, as applicable, shall only disclose to the requesting Person that portion of the Confidential Information which it reasonably believes, based on the advice of outside legal counsel, it is required by applicable Laws to disclose.

(g)       The provisions of this Section 6.3 shall survive and shall not merge on Closing or any termination of this Agreement.

6.4	Exclusivity

Neither the Sellers, nor any of their or the Company’s respective Representatives, shall, at any time from the Effective Date until the earlier of:

(a)       the Closing;

(b)       the Outside Date; and

(c)       the termination of this Agreement,

solicit, encourage, discuss, negotiate or entertain any proposals from, or provide financial, operating or any other non-public information to, any Person other than the Purchaser Parties and their respective Representatives with respect to the sale to or purchase by any Person other than the Purchaser of the Company Interests, any of the Company Assets, or the business of the Company, in whole or in part, whether directly or indirectly, through a sale of assets or shares, or a merger, amalgamation, consolidation or other similar transaction. The Sellers, the Company and their respective Representatives shall immediately cease and terminate any existing discussions, conversations, negotiations and other communications with any Person with respect to any of the foregoing, and notify the Purchaser regarding any contact between the Sellers, the Company or any of their respective Representatives and any other Person regarding any such offer, proposal or inquiry.

6.5	Material Adverse Effect

(a)       The Sellers shall promptly notify the Purchaser of the occurrence of any Company Material Adverse Effect after the Effective Date.

(b)       i-80 shall promptly notify the Sellers of the occurrence of any i-80 Material Adverse Effect after the Effective Date.

6.6	Governmental Body Approvals

(a)       Subject to Section 7.6, which shall govern as to the Reclamation Bonds, each Party shall, as promptly as reasonably practicable, (i) make, or cause to be made, all filings and submissions (including those under the HSR Act, if any) required under any Law applicable to such Party or any of its Affiliates; and (ii) use reasonable commercial efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Bodies that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each Party shall cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)       All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals made by or on behalf of any Party before any Governmental Body, or the staff or regulators of any Governmental Body, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between any Party with any Governmental Body in the Ordinary Course, any disclosure which is not permitted by Law or any disclosure containing Confidential Information) shall be disclosed to the other Parties in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals. Each Party shall give notice to the other Parties with respect to any meeting, discussion, appearance or contact with any Governmental Body, or the staff or regulators of any Governmental Body, with such notice being sufficient to provide the other Parties with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(c)       Without limiting the generality of each Party’s obligations pursuant to this Section 6.6, each Party agrees to use its commercially reasonable efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that is asserted by any Governmental Body or any other Person so as to enable the Parties to close the transactions contemplated by this Agreement as promptly as possible; provided, however, that such obligation shall not require any Party or any of its Affiliates to agree to the sale, divestiture or disposition of its assets or businesses (or otherwise to take or commit to take any action that limits the freedom of action with respect to, or its ability to retain, any businesses, product lines, assets, relationships or contractual rights) as a condition to obtaining any clearance under the HSR Act or any other Law asserted by any Governmental Body.

6.7	Processing of Loaded Carbon

From and after the Effective Date, the Parties shall use commercially reasonable efforts to enter into a Contract (the “Processing Agreement”), within two months following the Closing, the terms of which will provide, among other things, that:

(a)       if the Sellers or Affiliates of the Sellers own and are operating the Borealis Facility, Borealis Mining Company, LLC (“Borealis Mining”) will use commercially reasonable efforts to permit i-80, at i-80’s election, to process its loaded carbon at the Borealis Facility, up to an agreed upon amount and at an agreed upon rate that is equal to the Sellers’ costs of operating the Borealis Facility plus 30% (the “Processing Fee”);

(b)       if the Sellers or Affiliates of the Sellers own, but are not operating, the Borealis Facility, and i-80 elects to have its loaded carbon processed at the Borealis Facility under the Processing Agreement, Borealis Mining will use commercially reasonable efforts to permit i-80 to process its loaded carbon at the Borealis Facility, provided that i-80 will be responsible for all operating costs and expenses related to such processing, including any start-up costs and expenses incurred after and as a result of i-80’s election to have its loaded carbon processed at the Borealis Facility, through the payment of the Processing Fee; and

(c)       the Processing Agreement will terminate on the earlier of: (i) two years following the Closing, and (ii) any sale or other change of control of the Borealis Facility or of Borealis Mining, provided that the Sellers will use commercially reasonable efforts to cause the purchaser(s) to enter into a Contract with the Company, having substantially similar terms as the Processing Agreement, effective as of the closing of such transaction.

6.8	Access to Technical Report

The Sellers are causing to be prepared by an independent third party technical consultant a resource estimate in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, which technical report shall be addressed and delivered to the Company. The Sellers and the Company shall afford the Purchaser Parties and their respective Representatives access to the technical report and the technical consultant preparing such report.

6.9	Termination of Placer Dome Royalty

The Sellers shall make a formal written request to the royalty holder for the termination of that certain 2.5% NSR royalty pursuant to a Quitclaim and Agreement by and between Placer Dome U.S. Inc. and Homestake Mining Company of California dated October 11, 1995 and recorded in the Eureka County Recorder’s records as document number 160081, and the Sellers shall use their best efforts to cause such royalty to be terminated.

6.10	BLM Reimbursement

At the Closing, the Purchaser shall pay the Sellers a cash payment of $106,755 (the “BLM Reimbursement”), being equal to the amount paid by the Company to the United States Department of the Interior Bureau of Land Management on July 20, 2021 for annual claim maintenance fees with respect to the Properties (the “BLM Fees”), by wire transfer of immediately available funds to an account designated by the Sellers to the Purchaser, in writing, at least two Business Days prior to the Closing Date.

Article 7
post-closing covenants

7.1	Company’s Books and Records

The Purchaser covenants to use reasonable care to preserve the Books and Records of the Company for a period of six years from the Closing Date, or for such longer period as is required by any applicable Law, and, upon prior written notice from the Sellers, will permit the Sellers and their Representatives reasonable access thereto during normal business hours, but the Purchaser Parties shall not be responsible or liable to the Sellers for or as a result of any accidental loss or destruction of or damage to any such Books and Records.

7.2	Tax Matters
(a)	Tax Characterization and Allocation
(i)	The Purchaser and the Sellers acknowledge and agree that, for United States federal and state income Tax purposes, (A) the sale of the Company Interests shall be treated as a sale of the Company Interests by the Sellers but as a purchase of the Company Assets by the Purchaser consistent with Internal Revenue Service Revenue Ruling 99-6; and (B) the Company’s income Tax year and classification as a partnership year shall terminate as of the Closing Date.
(ii)	The Sellers shall provide the Purchaser with their proposed allocation of the Purchase Price (plus any assumed liabilities and other relevant items treated as having been paid for the Company Assets) among the Company Assets based on the relative fair market values of such Company Assets (the “Allocation”) within 120 days following the Closing Date, and the Purchaser shall respond within 90 days of receipt, providing either (A) its acceptance of such proposed Allocation or (B) any objections, in which case the Purchaser shall also provide its determination of the Allocation of the Purchase Price and other applicable items. The Purchaser and the Sellers agree to act in good faith to resolve any differences between them as to such Allocation. In the event that agreement cannot be reached, the Purchaser and the Sellers will jointly choose an independent certified public accounting firm, whose decision as to the Allocation shall be final. The costs of such firm shall be shared equally between the Sellers and the Purchaser. The Allocation shall be revised from time to time, in a manner consistent with the residual method under Section 1060 of the Code, to take into account any increase or decrease to the Purchase Price on account of any adjustment. The Sellers and the Purchaser agree that such Allocation shall be used by each of them in the preparation and filing of all Tax Returns, and each Party agrees that it shall take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any Tax Return or in any proceeding before any Governmental Body. The Purchaser and the Sellers shall cooperate in preparing, signing and filing all income and other Tax Returns relating to the purchase and sale of the Company Interests.

(b)	Pre-Closing Taxes. The Sellers shall be responsible for, and shall timely pay (or as applicable, reimburse the Purchaser for), any and all Taxes of, or attributable to, the Company for all taxable periods or portions thereof ending on or prior to the Closing Date (including the portion of any Straddle Period prior to and including the Closing Date).
(c)	Tax Returns.
(i)	The Sellers shall prepare or cause to be prepared, and file or cause to be filed, Tax Returns of the Company for all periods ending on or prior to the Closing Date that are due after the Closing Date (including the Company’s final income federal and state Tax Returns as a partnership for the period ending on the Closing Date) in a manner consistent with past practice and methods unless otherwise required by applicable Law. The Sellers shall provide a copy of each such Tax Return to the Purchaser for its review not later than 30 days prior to the deadline for filing each such Tax Return, taking into account all applicable extensions, and the Sellers shall in good faith take into account such changes to each such Tax Return as may be reasonably requested by the Purchaser. The Purchaser and Company shall timely provide such cooperation and assistance as is reasonably requested by the Sellers in the preparation and filing of such Tax Returns, and the Purchaser shall cause each such Tax Return to be timely executed and filed at the Sellers’ expense. Except as required by applicable Law, the Purchaser and Company shall not, without prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed (A) refile, amend or otherwise modify any Tax Return with respect to any periods ending on or prior to or including the Closing Date, (B) raise any issue with, or request an audit by, any Tax Authority that relates to any taxable period (or portion thereof) ending on or before the Closing Date, or (C) file any election to retroactively reclassify the Company as a corporation for income Tax purposes with respect to taxable periods prior to Closing.

(ii)	In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the Purchaser shall prepare or cause to be prepared, and file or cause to be filed, any Tax Returns of the Company for such Tax periods (“Straddle Tax Returns”) in a manner consistent with past practice and methods unless otherwise required by applicable Law. The Purchaser shall provide a copy of each such Tax Return to the Sellers for review and comment no later than 30 days prior to the deadline for filing each such Tax Return, taking into account all applicable extensions, and shall in good faith take into account such changes to each such Tax Return as may be reasonably requested by the Sellers. For any Straddle Period, the amount of Tax relating to the portion of the Straddle Period ending on the Closing Date shall be calculated as though the taxable year of the Company ended at the end of the day on the Closing Date; provided, however, that in the case of any personal property Tax, real property Tax or similar property Tax based on the assessed value of property the amount of Tax relating to the portion of the Straddle Period ending on the Closing Date shall be equal to the amount of such Tax for the taxable period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable period through the Closing Date and the denominator of which shall be the number of days in the taxable period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company unless otherwise required by applicable Law.
(d)	Tax Notices
(i)	If, after the Closing Date, the Purchaser or the Company receives any notice, letter, correspondence, claim or decree from any Tax Authority relating to any Taxes or Tax Returns for which the Sellers may be responsible (including pursuant to this Agreement) (a “Tax Notice”), the Purchaser shall, and shall cause the Company to, deliver, within 10 days of receipt by the Purchaser, such Tax Notice to the Sellers. The failure of the Purchaser to provide notice as described above shall not affect the obligations of Purchaser under this Agreement, except to the extent the Sellers are prejudiced by the Purchaser’s failure to provide the requisite notice.
(ii)	For any Tax Notice relating solely to periods ending on or before the Closing Date, the Sellers, at their own expense, shall have the right to handle, defend, conduct and control any Tax audit or other proceeding involving the Company that relates to such Tax Notice, but the Purchaser shall have the right to participate in such Tax audit or proceeding at its own expense. Each Seller shall also have the right to compromise or settle any such Tax audit or other proceeding that it has the authority to control pursuant to the preceding sentence, subject to the Purchaser’s consent, which consent shall not be unreasonably withheld or delayed. With respect to any United States federal income Tax audit of the Company for Tax years ending on or before the Closing Date, the Sellers and the Purchaser shall cause the Company to make the “push-out” election described in Section 6226 of the Code.

(e)	Transfer Taxes. The Purchaser and the Sellers shall each pay in a timely manner 50% of all local, foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees incurred in connection with or, as a result of the execution of, this Agreement, the Ancillary Agreements or any other ancillary agreement, or the consummation of the transactions contemplated hereby or thereby, together with any inflation adjustment, interest, additions or penalties with respect thereto and any inflation adjustment or interest with respect to such additions or penalties (“Transfer Taxes”). The Purchaser shall, at its own expense, prepare and file, or cause to be prepared and filed, all Tax Returns or other documentation with respect to such Transfer Taxes and the Sellers shall pay the Purchaser the Sellers’ 50% share of such Transfer Taxes prior to their due date and the Purchaser and the Sellers shall cooperate in preparation and filing such documents upon Purchaser’s or Sellers’ reasonable request.
(f)	FIRPTA Certificate. Each Seller shall have delivered to the Purchaser a certificate for such Seller prepared in accordance with Treasury Regulations Section 1.1445-2(b)(2) and with the Treasury Regulations under Section 1446(f) of the Code and dated as of the Closing Date certifying that such Seller is not a foreign Person; provided, however, that, notwithstanding any other provision of this Agreement, if the Purchaser does not receive a properly executed certificate from any of the Sellers pursuant to this Section 7.2(f), the sole remedy shall be that the Purchaser shall be permitted to withhold from any payments to be made pursuant to this Agreement to such Seller any required withholding Tax under Sections 1445 and 1446(f) of the Code, and any such amounts withheld shall be treated for all purposes of this Agreement as having been paid to such Seller.
7.3	Listing Covenants

i-80 shall use commercially reasonable efforts to maintain the listing or quotation of the i-80 Shares on the Exchange, and shall comply in all respects with its reporting, filing and other obligations under Applicable Securities Laws. If i-80 applies to have the i-80 Shares traded on any other trading market, it will include in such application all of the Payment Shares and the MPR Shares, and will take such other action as is necessary to cause all of the Payment Shares and MPR Shares to be listed or quoted on such other trading market concurrently with the listing or quotation of all other i-80 Shares. i-80 shall then take all action reasonably necessary to continue the listing or quotation and trading of the i-80 Shares on such trading market, and will use commercially reasonable efforts to comply in all respects with its reporting, filing and other obligations under Applicable Securities Laws.

7.4	Assistance with Financial Statements

The Parties acknowledge that the Sellers have provided to the Purchaser the unaudited financial statements of the Company listed in Section 4.18(a). The Purchaser Parties require audited financial statements to be prepared in accordance with the requirements of Applicable Securities Laws, and the Sellers agree to provide such assistance to the Purchaser Parties in connection with the audit (for the periods required) of such financial statements as may be reasonably requested by the Purchaser Parties. Further, the Sellers agree to provide such assistance to the Purchaser as may be reasonably requested by the Purchaser Parties in connection with the preparation of the unaudited financial statements of the Company as at and for the six-month period ended June 30, 2021.

7.5	Non-Public Information

After the Effective Date, none of the Purchaser Parties nor any other Person acting on their behalf will provide any Seller or its agents or counsel with any information that constitutes, or that such Purchaser Party reasonably believes constitutes, material non-public information, unless prior thereto such Seller shall have expressly consented in writing to the receipt of such information and agreed with such Purchaser Party to keep such information confidential.

7.6	Reclamation Bonds

(a)       During the Interim Period, each Party shall use its commercially reasonable efforts to cooperate with and assist the other Parties in effecting the transfer or substitution of such guarantees, letters of credit, bonds, security deposits or other surety obligations and evidence of financial capacity, in each case acceptable to the relevant Governmental Body, as may be necessary to transfer or substitute, as applicable, the Reclamation Bonds (the “Replacement Bonds”). Subject to Section 7.6(b), prior to Closing, the Purchaser shall deliver to the applicable Governmental Body duly executed Replacement Bonds, and the Purchaser shall use its commercially reasonable efforts to cause such agencies to fully and unconditionally release the Sellers and their Affiliates from all obligations relating to the Reclamation Bonds and any liabilities related thereto.

(b)       In the event that the Replacement Bonds are not obtained prior to the Closing, the Purchaser shall, following Closing, use its commercially reasonable efforts to procure Replacement Bonds. Within 60 days after the Closing, the Purchaser shall deliver to the applicable Governmental Body duly executed Replacement Bonds, and the Purchaser shall use its commercially reasonable efforts to cause such agencies to fully and unconditionally release the Sellers and their Affiliates from all obligations relating to the Reclamation Bonds and any liabilities related thereto. If the Reclamation Bonds are not replaced within 60 days following Closing, then the Purchaser will immediately provide to the Sellers cash, guarantees, letters of credit, bonds, security deposits, or other surety obligations acceptable to the Sellers, which the Sellers shall hold until the Reclamation Bonds are fully and unconditionally released, and the Sellers shall be able to call upon such obligations of the Purchaser in the event the Reclamation Bonds are called upon by the relevant Governmental Body, and the Purchaser shall be responsible for prompt reimbursement to the Sellers of any amounts called in respect of a Reclamation Bond from and after the Closing and prior to the issuance of the Replacement Bonds.

7.7	i-80 Guarantee

i-80 hereby unconditionally and irrevocably guarantees in favour of the Sellers the due and punctual payment and performance by the Purchaser of each and every obligation of the Purchaser hereunder, including the payment of the Purchase Price. i-80 agrees to cause the Purchaser or any other Person under i-80’s control to comply with all of such Person’s obligations under or relating to this Agreement and the transactions contemplated hereby.

Article 8
termination

8.1	Termination Rights

This Agreement may be terminated by notice in writing given at or prior to the Closing:

(a)	by mutual consent of the Sellers and the Purchaser;
(b)	by the Purchaser if:
(i)	any of the conditions in Section 3.4 has not been satisfied or waived by the Outside Date or if it becomes apparent to the Purchaser (acting reasonably) that any such condition cannot be satisfied by the Outside Date and the Purchaser does not waive such condition, except that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available if the failure of such condition to be satisfied was caused by, contributed to, or resulted from any Purchaser Party’s failure to fulfill any of its obligations or breach of any of its representations and warranties in this Agreement, or
(ii)	there has occurred a Company Material Adverse Effect on or after the Effective Date that is incapable of being cured on or prior to the Outside Date;
(c)	by the Sellers if:
(i)	any of the conditions in Section 3.5 has not been satisfied or waived by the Outside Date or if it becomes apparent to the Sellers (acting reasonably) that any such condition cannot be satisfied by the Outside Date and the Sellers do not waive such condition, except that the right to terminate this Agreement under this Section 8.1(c)(i) shall not be available if the failure of such condition to be satisfied was caused by, contributed to, or resulted from any Seller’s failure to fulfill any of its obligations or breach of any of its representations and warranties in this Agreement, or

(ii)	there has occurred an i-80 Material Adverse Effect on or after the Effective Date that is incapable of being cured on or prior to the Outside Date; or
(d)	by any Party if any Governmental Body having jurisdiction over any Party has issued an Order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order or action has become final and non-appealable, or if the condition in Section 3.6 has not been satisfied; provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or has primarily resulted in, such Order, and provided further that the Party seeking to terminate this Agreement under this Section 8.1(d) must have complied with its obligations under Section 3.7 in connection with such Order.
8.2	Termination Fees

(a)       If this Agreement is terminated by the Sellers under Section 8.1(c) (a “Termination Fee Event”), the Purchaser Parties shall pay to the Sellers a fee in the aggregate amount of $4,500,000, being 3.0% of the Purchase Price (the “Termination Fee”), it being understood that in no event shall the Purchaser Parties be required to pay the Termination Fee on more than one occasion. Each Party agrees that: (i) the Termination Fee constitutes bona fide compensation and/or liquidated damages, and is not a penalty, (ii) the liabilities and damages that may be incurred or suffered by the Sellers in circumstances where the Termination Fee is payable are impossible or very difficult to accurately estimate, and (iii) the Termination Fee is a reasonable estimate of the anticipated or actual harm that might be suffered by the Sellers in such circumstances. The Termination Fee shall be paid no later than three Business Days after the Termination Fee Event in immediately available funds by wire transfer to an account specified by the Sellers.

(b)       Except as provided in Section 9.2(c): (i) the Sellers’ right to receive payment of the Termination Fee pursuant to Section 8.2(a) shall be the sole and exclusive remedy of the Sellers and their Affiliates against the Purchaser Parties, their Affiliates, and their respective stockholders, partners, members or Representatives, for any and all losses that may be suffered as a result of the Termination Fee Event, and (ii) upon payment of the Termination Fee to the Sellers, none of the Purchaser Parties, any of their Affiliates, nor any of their respective stockholders, partners, members or Representatives, shall have any further liability or obligation relating to or arising out of the failure of either Purchaser Party to consummate the transactions contemplated by this Agreement. In no event shall the Sellers seek any (x) equitable relief or equitable remedies of any kind whatsoever or (y) money damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, other than damages in an amount not in excess of the Termination Fee, in each case, relating to or arising out of the failure of either Purchaser Party to consummate the transactions contemplated by this Agreement; provided that nothing in this Section 8.2(b) shall prevent the Sellers from seeking equitable relief to enforce the payment of the Termination Fee in accordance with Section 9.2(c).

(c)       If all conditions set out in Section 3.5 are satisfied but the Sellers fail to complete the Closing by the Outside Date (a “Reverse Termination Fee Event”), the Sellers shall pay to the Purchaser Parties a fee in the aggregate amount of $4,500,000, being 3.0% of the Purchase Price (the “Reverse Termination Fee”), it being understood that in no event shall the Sellers be required to pay the Reverse Termination Fee on more than one occasion. Each Party agrees that (i) the Reverse Termination Fee constitutes bona fide compensation and/or liquidated damages, and is not a penalty, (ii) the liabilities and damages that may be incurred or suffered by the Purchaser Parties in circumstances where the Reverse Termination Fee is payable are impossible or very difficult to accurately estimate, and (iii) the Reverse Termination Fee is a reasonable estimate of the anticipated or actual harm that might be suffered by the Purchaser Parties in such circumstances. The Reverse Termination Fee shall be paid no later than three Business Days after the Reverse Termination Fee Event in immediately available funds by wire transfer to an account specified by i-80.

(d)       Except as provided in Section 9.2(c): (i) the Purchaser Parties’ right to receive payment of the Reverse Termination Fee pursuant to Section 8.2(c) shall be the sole and exclusive remedy of the Purchaser Parties and their Affiliates against the Sellers, their Affiliates, and their respective stockholders, partners, members or Representatives, for any and all losses that may be suffered as a result of the Reverse Termination Fee Event, and (ii) upon payment of the Reverse Termination Fee to the Purchaser Parties, neither Seller nor any of their Affiliates nor any of their respective stockholders, partners, members or Representatives, shall have any further liability or obligation relating to or arising out of the Sellers’ failure to consummate the transactions contemplated by this Agreement. In no event shall the Purchaser Parties seek any (x) equitable relief or equitable remedies of any kind whatsoever, or (y) money damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, other than damages in an amount not in excess of the Reverse Termination Fee, in each case, relating to or arising out of the Sellers’ failure to consummate the transactions contemplated by this Agreement solely as a result of a Reverse Termination Fee Event; provided that nothing in this Section 8.2(d) shall prevent the Purchaser Parties from seeking equitable relief to enforce the payment of the Reverse Termination Fee in accordance with Section 9.2(c).

8.3	Termination Procedure

(a)       If this Agreement is terminated pursuant to Section 8.1:

(i)	all Information received by any Seller from any Purchaser Party or any of their respective Representatives, or by any Purchaser Party from any Seller or any of their respective Representatives, shall be treated as Confidential Information;
(ii)	any filings, applications and other submissions made pursuant to this Agreement shall, to the extent practicable, be withdrawn from the Governmental Body or other Person to which made; and
(iii)	the obligations provided for in this Section 8.3(a) shall survive any such termination.

(b)       If this Agreement is terminated by the Purchaser Parties, on the one hand, or the Sellers, on the other hand (in any case, the “Terminating Party”), pursuant to Section 8.1(b) or 8.1(c), except for the payment of the Termination Fee or Reverse Termination Fee, as and if applicable, and except as otherwise provided in this Agreement:

(i)	the Terminating Party shall be released from all obligations hereunder if, and to the extent that, the condition or conditions which have not been satisfied were reasonably capable of being performed or caused to be performed by the Purchaser Parties (where the Terminating Party is the Sellers) or the Sellers (where the Terminating Party is the Purchaser Parties) (in any case, the “Obligated Party”) and have not been satisfied by reason of a default by the Obligated Party; and
(ii)	the Obligated Party shall be released from its obligations hereunder if, and to the extent that, the condition or conditions which have not been satisfied and for which the Terminating Party has terminated this Agreement were reasonably capable of being performed or caused to be performed by the Terminating Party or have not been satisfied by reason of a default by the Terminating Party hereunder.

(c)       Nothing in Section 8.3(b) shall relieve any Party from liability for any breach of, or default under, this Agreement, including where this Agreement is terminated due to a condition not being satisfied and such non-satisfaction is the result of a breach or default by any Seller or any Purchaser Party, as applicable, in which case the Sellers will retain all remedies against the Purchaser Parties, and vice versa, except as otherwise expressly provided in this Agreement to the contrary.

Article 9
MISCELLANEOUS

9.1	Survival

(a)       None of the representations, warranties, covenants and agreements of the Parties in this Agreement or in any other instrument delivered by the Parties pursuant to this Agreement shall survive the Closing; provided, however, that this Section 9.1 shall not limit any covenant or agreement of any of the Parties which, by its terms, contemplates performance after the Closing, including this Section 9.1, Section 9.2, the post-Closing covenants set out in Article 7, the obligations surviving the valid termination of this Agreement pursuant to Article 8, and the obligations set out in the Ancillary Agreements.

(b)       Notwithstanding anything to the contrary in this Agreement, except: (i) in the case of fraud or willful misconduct; (ii) with respect to any covenant or agreement of any of the Parties which, by its terms, contemplates performance after the Closing, including the post-Closing covenants set out in Article 7; (iii) with respect to the obligations surviving the valid termination of this Agreement pursuant to this Section 9.1, Section 9.2 and Article 8; and (iv) with respect to the obligations set out in the Ancillary Agreements, no Party (nor any Affiliate of any Party, nor any of their respective Representatives or direct or indirect holders of any equity interest or other securities) shall have any liability under this Agreement following the earlier of the valid termination of this Agreement pursuant to Section 8.1 and the Closing (and each of such Representatives and direct or indirect holders of any equity interest or other securities of any Party and their respective Affiliates, whether or not Parties, are express third party beneficiaries of the last sentence of this Section 9.1).

9.2	Exclusive Remedy; Specific Performance

(a)       Except for in the case of fraud or willful misconduct, all representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth in this Agreement. Except for in the case of fraud or willful misconduct, the Parties agree that, should any representations and warranties of any Party in this Agreement prove untrue, the other Parties shall have only those specific rights and remedies specified in this Agreement as the sole and exclusive remedy, and that no other rights, remedies or causes of action (whether at Law or in equity, or whether in Contract or in tort, or otherwise) are permitted to any Party as a result of the untruth of any such representation and warranty. The Parties further acknowledge and agree that the rights and remedies specified in this Agreement are the sole rights and remedies of the Parties with respect to any breach, or threatened breach, of any covenant, agreement or other provision of this Agreement.

(b)       Except as otherwise provided in Section 8.2, the Parties agree that irreparable harm would occur, for which Losses would not be an adequate remedy at Law, in the event that any of the covenants or agreements of the Parties in this Agreement or in the Ancillary Agreements were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, except as otherwise provided in Section 8.2, in the event of any breach or threatened breach of any covenant or agreement of this Agreement or any Ancillary Agreement by a Party, any other Party shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief, specific performance or other equitable relief. The Parties agree not to object to the granting of injunctive or other equitable relief: (i) on the basis that there exists an adequate remedy at Law; or (ii) to prevent or restrain breaches or threatened breaches of this Agreement or any Ancillary Agreement by the other Parties, as applicable, and to specifically enforce the terms of this Agreement and the Ancillary Agreements to prevent breaches or threatened breaches of, or to enforce compliance with, this Agreement or the Ancillary Agreements. Such remedies shall not be the exclusive remedies for any breach or threatened breach of any covenant or agreement of this Agreement or the Ancillary Agreements, but shall be in addition to all other remedies that may be available at Law or equity to each of the Parties and, in the event that injunctive relief, specific performance or other applicable equitable remedy is not available from a court of competent jurisdiction, Losses may be sought by any Party in accordance with the terms of this Agreement. Notwithstanding anything to the contrary in this Agreement, in no event shall this Section 9.2(b) be used alone, or together with any other provision of this Agreement, to require any Party to remedy any breach of any representation or warranty by such Party.

(c)       The Parties agree that: (i) the Sellers will be entitled to seek equitable relief to enforce the payment of the Termination Fee, and (ii) the Purchaser Parties will be entitled to seek equitable relief to enforce the payment of the Reverse Termination Fee, and, in each case, the Parties will be subject to the provisions of Section 9.2(b).

9.3	Notices

(a)       Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by email or similar means of recorded electronic communication, or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to the Sellers:

c/o Waterton Global Resource Management, Inc.
Commerce Court West
199 Bay Street, Suite 5050
Toronto, ON, Canada M5L 1E2

Attention: Cheryl Brandon
Email: ***

(ii)	if to the Purchaser or i-80:

i-80 Gold Corp.
5190 Neil Road, Suite 110
Reno, Nevada, USA 89502

Attention: Ewan Downie
Email: ***

(b)       Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if, at the time of mailing or within three Business Days thereafter, there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)       Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.1(a).

9.4	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

9.5	Assignment

Any transfer or assignment of the MPRs or the MPR Agreement by either Seller, or by any other registered holder of any MPRs, to any Affiliate of either Seller is expressly permitted under this Agreement and the MPR Agreement, without any consent of any Purchaser Party, subject to compliance with all Applicable Securities Laws. Except as provided in the preceding sentence, or as may otherwise be permitted to be completed without consent under the MPR Agreement, neither this Agreement, nor any of the rights or obligations under this Agreement or the MPR Agreement, nor any MPRs, may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Parties which consent may not be unreasonably withheld.

9.6	Successors and Assigns

This Agreement shall enure to the benefit of, and shall be binding on and enforceable by and against, each Party and, where the context so permits, their respective successors and permitted assigns.

9.7	Expenses

Each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the Ancillary Agreements, and the transactions contemplated herein and therein, whether or not the transactions contemplated by this Agreement are completed, including the fees and expenses of legal counsel, financial advisors, brokers, accountants and other professional advisors, and fees payable to any Governmental Bodies; provided, however, that the Purchaser Parties, on the one hand, and the Sellers, on the other hand, shall be equally responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.

9.8	Further Assurances

Each Party shall, at all times after the Closing Date and upon any reasonable request of any other Party, promptly do, execute and deliver, or cause to be done, executed and delivered, at the expense of the requesting Party, all further acts documents and things as may be required or necessary for the purposes of giving effect to this Agreement, including such other instruments of sale, transfer, conveyance, assignment, confirmation, certificates and other instruments as may be reasonably requested in order to more effectively assign, transfer and convey the Company Interests and to effectuate the transactions contemplated herein.

9.9	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered by DocuSign or other form of electronic transmission in any number of counterparts, with the same effect as if all Parties had signed and delivered the same document, and all counterparts shall together constitute one and the same original document; provided, however, that original documents shall be delivered as necessary to satisfy applicable recording or filing requirements.

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the Effective Date.

WATERTON NEVADA SPLITTER, LLC

by	“Isser Elishis”
Name: Isser Elishis
Title: Manager

WATERTON NEVADA SPLITTER II, LLC

by	“Richard Wells”
Name: Richard Wells
Title: Manager

PREMIER GOLD MINES USA, INC.
by	“Ewan Downie”
Name: Ewan Downie
Title: President

i-80 GOLD CORP.
by	“Ewan Downie”
Name: Ewan Downie
Title: Chief Executive Officer